08000282

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:54 28-Nov-07
Number	7125I

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):
....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

JP Morgan Chase & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JP Asset Management Limited
JPMorgan Asset Management (Canada) Inc
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank

5. Date of the transaction and date on which the threshold is crossed or reached (v):

26 November 2007

6. Date on which issuer notified:

28 November 2007

Dev 1/22

7. Threshold(s) that is/are crossed or reached:

5%.

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	22,510,589	22,510,589

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031743007	21,104,762		21,104,762		4.88%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
21,104,762	4.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Total discolsable holding for JPMorgan Chase & Co: 21,104,762 (4.88%)

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JP Asset Management Limited
JPMorgan Asset Management (Canada) Inc
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Please note the group has other holdings which are covered by exemptions

14. Contact name:

Tracey Young

15. Contact telephone number:

020 7325 4513

END

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Regulatory Announcement

Go to market news section

SEC
Mail Processing
Section

JAN 14 2008

Washington, DC
103

Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. Interim Report
Released	15:54 28-Nov-07
Number	7128I

Burberry Group plc - Interim Report for the six months to 30 September 2007

28 November 2007

Burberry Group plc has today submitted two copies of the above document to the Financial Services Authority.

These will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

These documents are also available on the Group's website www.burberryplc.com.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Interim Results
Released	07:01 14-Nov-07
Number	6713H

RNS Number:6713H
Burberry Group PLC
14 November 2007

14 November 2007

Burberry Group plc

Interim results
for the six months ended 30 September 2007

Burberry Group plc, the global luxury company, today announces its unaudited results for the six months ended 30 September 2007.

Angela Ahrendts, Chief Executive Officer, commented:

"We are pleased with the progress Burberry has made in the first half of the year. We delivered underlying revenue and profit growth of 19%, underpinned by the success of our luxury, retail and non-apparel strategies. This performance is consistent with our full year expectations. The diversity and balance that Burberry has across its products, channels and regions give us many opportunities for future growth."

£ million	Six months to 30 September 2007	2006	% change reported	underlying #
Revenue	449.1	392.0	15	19
Operating profit	97.3	74.6	30	38
Adjusted operating profit *	95.1	84.2	13	19
Profit before taxation	95.8	73.4	31	
Diluted eps (pence)	14.9	11.1	34	
Adjusted diluted eps (pence)*	14.8	12.5	18	
Dividend per share (pence)	3.35	2.875	17	

* "Adjusted" refers to profitability measures calculated before:

1. Atlas costs of £12.9m (2006: £9.6m) which relate to the Group's infrastructure redesign initiative announced in May 2005.
2. Net profit of £15.1m (2006: nil) relating to the relocation of global headquarters.

Underlying change is calculated at constant exchange rates.

Certain financial data within this announcement have been rounded.

Operational highlights

- Retail revenue up 25% underlying; comparable store sales growth of 11%; opened 11 new stores
- Wholesale revenue up 16% underlying; US up over 40% underlying
- Accessories now 31% of sales (excluding licensing), led by luxury handbags
- Atlas implementation in final stages
- Increased investment in infrastructure to support strong growth

Financial highlights

- Total revenue up 19% underlying (15% reported)
- Adjusted operating profit up 19% underlying (13% reported)
  - Retail/wholesale operating margin up to 15.2% (2006: 14.0%), as gross margin increases by 300 basis points
- Adjusted diluted eps up 18% as share buyback continues
- Profit before tax up 31%, including £15.1m net profit relating to the planned relocation of global headquarters
- Interim dividend increased by 17% to 3.35p

Enquiries

Burberry		020 7968 5919
Stacey Cartwright	Chief Financial Officer	
Fay Dodds	Director of Investor Relations	

Brunswick	020 7404 5959
David Yelland	
Laura Cummings	
Robert Gardener	

There will be a presentation today at 9am (UK time) to analysts and investors at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. The presentation can be viewed live on the Burberry website (www.burberryplc.com) and can also be accessed live via a dial-in facility on 44 (0)20 7081 7194. The supporting slides and an indexed replay will also be available on the website later in the day.

There will be a conference call to discuss these results today at 3pm (UK time). The conference call can be accessed live on the Burberry website (www.burberryplc.com), with a replay available later today.

Burberry will update on trading on 15 January 2008 when it will issue its Interim Management Statement in respect of the Third Quarter.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially

from any expected future results in forward-looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

INTERIM MANAGEMENT REPORT

Good progress against our five key strategic initiatives

Burberry continued to make considerable operational progress throughout the organisation in the first six months of the year, while delivering 19% underlying growth in revenue and adjusted operating profit. This growth continues to be driven by strong product designs, our cohesive and compelling marketing campaigns, the monthly flow of new products as a result of the revised calendar and the introduction of a basic replenishment programme.

Looking forward, in the second half of the year, and the third quarter in particular, Burberry faces an intense period of activity. In our largest quarter, we continue to experience high volume growth driven by the strength of our product designs. At the same time, we are in the most demanding phase of implementing our new IT infrastructure (SAP), while also rapidly evolving our global supply chain and logistics functions.

Leveraging the franchise

Burberry has continued to act more as one brand and company during the first half of the year - be it in product design, marketing or organisational structure. For example, the success of Burberry's runway (or Prorsum) collections continues, both financially (with sales nearly doubling in the first half) and in providing design inspiration for our tailored and casual offers. From an organisational standpoint, Burberry now has four regional Presidents (Americas, Asia, Europe and Spain), who for the first time have responsibility for both retail and wholesale operations within their markets. This allows much greater consistency over brand positioning, merchandising and pricing than before.

Intensifying non-apparel development

Accessories grew by 35% on an underlying basis in the first half to reach 31% of retail and wholesale revenue. Currently, luxury handbags in our European and US retail stores account for 50-60% of all handbag sales compared to less than 40% a year ago, and less than 5% some 18 months ago. This move to luxury is increasing the average price point of our handbags by over 25%.

Accelerating retail-led growth

During the first half, Burberry opened 11 new stores, including three additional trial icon stores. We also refurbished several stores as the start of our programme to renovate about 20 stores a year, with early pleasing results. We are also trialling new fixtures and visual merchandising techniques to improve the productivity of space in both our stores and those of our wholesale customers. Finally, the basic replenishment programme introduced in late 2006 allowed more reorders of continuity products and fast-selling lines. This programme contributed about 2% of wholesale revenue in the half.

Investing in under-penetrated markets

The United States remains a key target market for Burberry. In the first half, sales grew by 29% on an underlying basis, with over 20% growth in retail and 40% growth in wholesale. Emerging markets grew strongly from a small base, with a further six franchise stores opened in the half, in locations such as Mexico

City, Istanbul and Rostov on Don in Russia.

Pursuing operational excellence

In addition to implementing our new IT platform (SAP), Burberry continues to evolve its global supply chain and logistics functions. During the first half, we further upgraded our supplier base, using some larger, more vertically integrated vendors. We also opened new distribution facilities in the US and the Netherlands to support growth of the business and started to move to direct deliveries of apparel from suppliers in order to reduce cycle times.

Atlas implementation in final stages and delivering benefits

The implementation of Project Atlas continued in the first half, with further progress in both improving business processes and in installing a new IT platform. During the first half, we used the new SAP system for the first time in areas such as finance and non-stock procurement in the US and, importantly, used it to write all orders, procure goods and take inbound deliveries for Spring/Summer 2008 merchandise.

At a time when Burberry is growing so strongly, we decided to delay certain elements of the IT roll-out into the third quarter to mitigate the risks of implementation. This was predominantly to handle Spring/Summer 2008 outbound deliveries and retail in the UK and Europe. This re-phasing has led to some additional spend, both in operating costs within the business and in IT resources. As a result of the latter, overall costs relating to Atlas in the current financial year are now expected to be approximately £19m (previously £15m). This brings the total project cost to just over £50m in the three year period.

Both the warehouse implementation, which has been used from September 2007 to ship Spring/Summer 2008 products, and the UK/Europe retail phase, which started in October 2007, are progressing to plan. As is normal with this type of implementation, typical data and process issues are being addressed daily by internal and external resources. With the core system now built and being deployed in Europe and core central functions, the full roll-out to the US and Asia will follow during calendar 2008.

The Atlas programme remains on track to deliver the targeted £20m tangible benefits this year, having delivered about £6m of this in the second half of last year and £7m of this in the first half of this year. Looking beyond this, the programme will enable further sales growth and margin expansion in areas such as markdown reductions, dynamic replenishment, greater visibility of stock levels and reduced manual processing.

Increased investment in first half to support strong growth

We have also increased our investment in improving business processes around the group, including adding distribution capacity to handle the strong growth in volume, strengthening our global supply chain team and upgrading our corporate functions.

Capital expenditure in the first six months was £20.9m (2006: £14.5m). We now expect to spend between £50-55m in the current financial year (previously £60m) as certain store projects have been rescheduled into next year.

Outlook

Retail: Average selling space is expected to increase by 12% year-on-year in the second half. We expect to open about eight new mainline stores in this period, predominantly in Europe.

Wholesale: Based upon orders received to date, Burberry expects wholesale revenue in the second half to show a further mid-teens percentage increase on an

underlying basis. This builds on the strong performance of wholesale in the second half of last year (H1 2006/7: wholesale revenue +1%; H2 2006/7: +17% on an underlying basis). Spain is expected to show further weakness, countered by good growth elsewhere across the rest of Europe and the US.

Licensing: For the full financial year, Burberry continues to expect broadly flat underlying licensing revenue relative to last year. For the second half of the year, revenue is expected to be moderately down, largely reflecting different phasing of royalty payments between halves and the non-renewal of certain menswear licences. The weakness of the yen is expected to reduce reported revenue and profit by about a further £3m in the second half (about £6m in the full year).

Group financial highlights

Revenue up 19% on an underlying basis, 15% reported. Exchange rates reduce revenue by £17m.

Adjusted operating profit up 19% on an underlying basis, 13% reported. Exchange rates reduce adjusted operating profit by £5.4m.

Adjusted operating margin of 21.2%, or 21.6% at constant exchange rates (2006: 21.5%). Yen weakness impacts reported operating margin.

Adjusted retail/wholesale margin up to 15.2% (2006: 14.0%), as gross margin increases by 300 basis points.

Profit before tax up 31% reported, after Atlas costs of £12.9m and £15.1m net profit relating to the relocation of global headquarters.

Reported tax rate of 31% (2006: 32%).

Adjusted eps up 18% as share buyback continues. Reported eps up 34%.

Interim dividend of 3.35p, as progressively move towards a 40% payout ratio.

	Six months to 30 September		% change	
£ million	2007	2006	reported	underlying
Revenue	449.1	392.0	15	19
Cost of sales	(163.2)	(150.4)	(9)	
Gross margin	285.9	241.6	18	
Adjusted operating expenses	(190.8)	(157.4)	(21)	
Adjusted operating profit	95.1	84.2	13	19
Atlas costs	(12.9)	(9.6)	(34)	
Relocation of headquarters	15.1	-	-	
Operating profit	97.3	74.6	30	38
Net finance charge	(1.5)	(1.2)	(25)	
Profit before taxation	95.8	73.4	31	
Taxation	(29.7)	(23.5)	(26)	
Attributable profit	66.1	49.9	32	
Adjusted eps (pence)	14.8	12.5	18	

Eps (pence)	14.9	11.1	34
Weighted average number of ordinary shares (millions)	442.4	449.8	-

Eps is calculated on a diluted basis.

Revenue analysis

Revenue in the six months to 30 September 2007 was £449.1m, an underlying increase of 19% (15% reported), further reinforcing the strength of the Burberry brand and strategies.

Revenue by channel of distribution

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Retail	202.5	169.1	20	25
Wholesale	207.1	182.1	14	16
Licensing	39.5	40.8	(3)	5
Total	449.1	392.0	15	19

Retail

Retail sales grew by 25% on an underlying basis (20% reported) in the first half, to reach 45% of total revenue compared to 43% in the same period last year.

Comparable store sales grew by 11%, driven particularly by strong Autumn/Winter product designs, by cohesive advertising and marketing campaigns and by the more frequent flow of new products to our stores. Luxury handbags, women's runway apparel and outerwear continued to perform well, further increasing the average unit retail price in our mainline stores. Comparable store sales growth was particularly pleasing in the US, Italy and other parts of Continental Europe, including our Spanish womenswear concessions.

During the first half, Burberry opened 11 new stores, bringing the total to 88. Five stores were opened in Europe, one in Asia and five in the US, including three additional icon trials. These test stores are smaller than average and offer a higher proportion of accessories, shoes and outerwear than a mainline store. We also opened a further net 13 concessions (now 195 in total), of which nine were in Asia. A net two outlets were opened during the half, bringing the total to 35. Overall, in the first half, there was a 12% increase in average selling space year-on-year, bringing the total net selling space at 30 September 2007 to just under 700,000 square feet.

Wholesale

Wholesale revenue, which continued to account for 46% of total sales in the first half, increased by 16% on an underlying basis (14% reported), consistent with our expectations. This performance continued the momentum of the second half of last year.

Sales growth in the first half reflected the strength of the Autumn/Winter collection which was shipped to wholesale customers predominantly during the second quarter. As in retail, revenue growth was driven by the appeal of the product, by the more frequent flow of product to customers with the new market calendar and by basic replenishment. While Spain remained down year-on-year, the US showed particular strength with growth in key accounts of over 40%. Europe

(excluding Spain) and emerging markets also performed well.

In conjunction with local franchisees, Burberry opened six stores during the half, including those in Mexico City, Istanbul and Rostov on Don in Russia. This brings the number of franchise stores to 64 in markets such as China, the Middle East, India, Russia and Latin America.

Licensing

Total licensing revenue in the first half increased by 5% on an underlying basis (down 3% reported). The weakness of the yen reduced reported revenue by £3.4m.

Apparel volumes in Japan were broadly flat in the first half but there was some growth in our smaller, more traditional non-apparel licensed categories. Global product licensing revenue benefited from good growth in eyewear, following the launch of the first collection in late 2006 by our new licensee, Luxottica. Burberry continues to rationalise its licensed products, both in Japanese non-apparel and in menswear in Europe and the US as it moves to a more consistent product offer globally.

Revenue by region

Revenue by origin of business

£ million	Six months to 30 September 2007	2006	% change reported
Europe (excluding Spain)	168.9	127.1	33
Spain	82.1	86.8	(5)
North America	96.0	79.8	20
Asia Pacific	102.1	98.3	4
Total	449.1	392.0	15

Retail/wholesale revenue by destination

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Europe (excluding Spain)	138.3	109.9	26	26
Spain	75.5	74.8	1	1
North America	98.0	81.8	20	29
Asia Pacific	82.6	75.8	9	16
Rest of world	15.2	8.9	71	71
Total retail/wholesale	409.6	351.2	17	21

The comments below refer to revenue by destination which better reflects the regional demand for Burberry products.

Europe (excluding Spain)

Revenue in the first half in Europe (excluding Spain) increased by 26% on an underlying and reported basis. Wholesale revenue accounts for just over half of the region's sales. There was roughly equal growth in retail and wholesale during the period. France and Italy were the best performers as European consumers responded favourably to the Autumn/Winter collection in particular.

Spain

Revenue in the first half in Spain was in line with last year, against the background of a challenging market environment. Retail, which accounts for about

one-third of Spanish sales, grew very strongly, largely reflecting the continuing success of the womenswear concessions that Burberry now operates. Wholesale revenue was down by double-digit percentages, due in part to the ongoing erosion of multi-brand accounts - a trend we expect to continue in the second half.

North America

Revenue in the first half in North America increased by 29% on an underlying basis (20% reported). Retail, which is more than twice the size of wholesale, grew sales by over 20% underlying - broadly half from comparable stores growth and half from new space. The wholesale growth of over 40% reflects our renewed focus on this market and our five key accounts there.

Asia Pacific

Revenue in the first half in Asia Pacific increased by 16% on an underlying basis (9% reported). Just over half the revenue comes from retail (in Korea, Hong Kong, Taiwan and other markets) where there was moderate growth in comparable store sales in the half. Wholesale revenue grew by double-digits on an underlying basis, with the duty free market in Korea leading the way. Refurbishments in the region are generating pleasing sales uplifts.

Retail/wholesale revenue by product category

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Womenswear	156.2	138.2	13	16
Menswear	115.6	109.0	6	11
Accessories	125.1	95.3	31	35
Other*	12.7	8.7	46	50
Total retail/wholesale	409.6	351.2	17	21

* Mainly childrenswear

Womenswear (38% of sales, 39% in 2006)

Womenswear revenue grew by 16% on an underlying basis in the first half. Outerwear and the new pre-line runway apparel collection continued to drive growth in both channels. We continued to refine and strengthen the design and merchandising of the collection to build a comprehensive offering across the product pyramid.

Menswear (28% of sales, 31% in 2006)

Menswear revenue grew by 11% underlying, with outerwear in particular outperforming with the introduction of more modern styles. This was the first collection to benefit from greater collaboration with the new centralised design team, under Christopher Bailey. It also reflects the first global outerwear programme where the core central team has worked on an integrated basis with the Spanish team.

Accessories (31% of sales, up from 27% in 2006)

Accessories were the fastest growing of Burberry's main product categories in the half, up 35% underlying. Luxury handbags and shoes were the highlights with sales growth globally supported by product innovation, a basic replenishment programme and the Autumn/Winter 2007 marketing campaign strongly featuring these products across all mediums (print, editorial, catalogue, e-commerce). Although still small, sales of shoes more than doubled in the first half and we have recently strengthened the team across design, merchandising and sourcing.

Operating profit analysis

Total operating profit

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Retail/wholesale	62.1	49.2	26	30
Licensing	33.0	35.0	(6)	4
Adjusted operating profit	95.1	84.2	13	19
Adjusted operating margin	21.2%	21.5%		
Atlas costs	(12.9)	(9.6)	(34)	(34)
Relocation of headquarters	15.1	-	-	-
Operating profit	97.3	74.6	30	38

Adjusted operating profit grew by 13% to £95.1m in the first half. Exchange rates reduced profit by £5.4m or 6%. The adjusted operating margin fell by 30 basis points. While there were improvements in the revenue and operating margin from retail and wholesale combined, these were more than offset by a lower proportion of profit from licensing, as well as a reduction of approximately £3m in licensing revenue and profit relating to the weaker yen.

Retail/wholesale adjusted operating profit

£ million	Six months to 30 September 2007	2006	% change reported
Revenue	409.6	351.2	17
Cost of sales	(163.2)	(150.4)	(8)
Gross margin	246.4	200.8	23
Gross margin %	60.2%	57.2%	
Adjusted operating expenses	(184.3)	(151.6)	(22)
Adjusted operating profit	62.1	49.2	26
Adjusted operating expenses as % of sales	45.0%	43.2%	
Adjusted operating margin	15.2%	14.0%	

Gross margin in retail and wholesale combined increased by 300 basis points in the first half of the year. Nearly half of this gain came from Atlas-related benefits, predominantly from better sourcing of products. We also benefited from the mix change in favour of retail, which is a higher gross margin channel, and the mix change in favour of accessories. During the half, we had higher regular price sell-throughs, leading to less markdown inventory. This allowed us to reduce both the length of our sale periods and the percentage discounts given.

Operating expenses as a percentage of sales increased to 45.0%. Again this reflects a greater proportion of sales from the retail channel where operating expenses as a percentage of revenue are higher than in wholesale. In addition, there was significant investment through the profit and loss account to support the current and forecast levels of growth in the business. This covered areas such as expanded and new distribution facilities; supply chain; increased IT costs; more new store openings; and investment in a more professional corporate centre, such as design and merchandising, customer service and upgrading

corporate functions.

Licensing adjusted operating profit

£ million	Six months to 30 September 2007	Six months to 30 September 2006	Six months to 30 September 2007 At constant FX
Revenue	39.5	40.8	42.9
Cost of sales	-	-	-
Gross margin	39.5	40.8	42.9
Gross margin %	100%	100%	100%
Adjusted operating expenses	(6.5)	(5.8)	(6.6)
Adjusted operating profit	33.0	35.0	36.3
Adjusted operating margin	83.5%	85.8%	84.6%

As discussed earlier, on an underlying basis, licensing revenue was up by 5% (down 3% reported). However, as the table above shows, the weakness of the yen reduced both reported revenue and adjusted operating profit by about £3m. The weakness of the yen is expected to reduce reported revenue and profit by about a further £3m in the second half (about £6m in the full year).

Relocation of headquarters

As previously announced, Burberry completed the sale of its central London building during the first half, in advance of the global headquarters relocation planned for late 2008. The net profit relating to this disposal was £15.1m and the cash proceeds were £28m. Capital expenditure next year will include about £20-25m relating to the fit-out costs of the new building.

Taxation

The taxation rate on reported profit before taxation for the first half is 31% (2006: 32%). This is the estimated rate for the full year (compared to 29.5% for last year, after a 1.5% one-time adjustment).

The taxation rate on adjusted profit before taxation is 30.2%, after an adjustment of 0.8% relating to the net profit on relocation of headquarters.

Cash flow and net debt

Net debt at 30 September 2007 was £89.2m, compared to £2.8m at 31 March 2007 and £55.2m at 30 September 2006. Major movements in the first six months of the year include a £95m working capital outflow (£58m in the same period last year), reflecting the growth in the business and a change in the operating model. For example, we have been building stocks of replenishment products ahead of the key selling season. Other flows were a £29m inflow mainly from the disposal of the headquarters building, dividend payments of £33m (2006: £24m) and a £40m outflow on the share buyback programme, where we purchased 6.2m shares.

Principal risks and uncertainties

The principal risks and uncertainties affecting the business activities of the Group are much in line with those detailed on pages 58 to 60 of the Burberry Group plc Annual Report 2006/07. On an ongoing basis throughout the period, the Group carries out a structured process to identify, evaluate and manage

significant risks faced by the Group. In the view of the directors, there has been no material change in these factors in respect of the remaining six months of the financial year.

Store portfolio

	Directly-operated stores				
	Mainline stores	Concessions	Outlets	Total	Franchise stores
At 31 March 2007	77	182	33	292	58
Additions	11	20	3	34	6
Closures	-	(7)	(1)	(8)	-
At 30 September 2007	88	195	35	318	64

Store portfolio by region

	Directly-operated stores				
At 30 September 2007	Mainline stores	Concessions	Outlets	Total	Franchise stores
Europe (exc.Spain)	25	15	13	53	7
Spain	5	93	4	102	-
North America	44	-	17	61	-
Asia Pacific	14	87	1	102	40
Rest of world	-	-	-	-	17
Total	88	195	35	318	64

Sales to franchise stores reported in wholesale revenue

Net retail selling square footage

	000s square feet
At 30 September 2006	630
At 31 March 2007	650
At 30 September 2007	700

Retail selling square footage at period end; not the average for the period

Condensed group income statement - unaudited

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year 31 Ma 2
Turnover	3	449.1	392.0	85
Cost of sales		(163.2)	(150.4)	(32
Gross profit		285.9	241.6	52
Net operating expenses		(188.6)	(167.0)	(36

Operating profit		97.3	74.6	15
Financing				
Interest receivable and similar income		3.1	2.4	
Interest payable and similar charges		(4.6)	(3.6)	(
Net finance charge	3	(1.5)	(1.2)	(
Profit before taxation	3	95.8	73.4	15
Taxation	5	(29.7)	(23.5)	(4
Attributable profit for the period	13	66.1	49.9	11

The profit for the period is attributable to the equity holders of the Company an relates to continuing operations.

Earnings per share				
- basic	6	15.2p	11.4p	2
- diluted	6	14.9p	11.1p	2

Non-GAAP measures

Adjusted operating profit		£m	£m	
Operating profit as above		97.3	74.6	15
Add:				
Atlas costs	4	12.9	9.6	2
Treorchy closure costs	4	-	-	
Less:				
Relocation of Headquarters net profit	4	(15.1)	-	
Adjusted operating profit		95.1	84.2	18

Adjusted earnings per share				
- basic	6	15.1p	12.9p	2
- diluted	6	14.8p	12.5p	2

Dividends per share				
- Proposed interim (not recognised as a liability at 30 September)	7	3.35p	2.875p	2.
- Final (not recognised as a liability at 31 March)	7	-	-	7.

Condensed group statement of recognised income and expense - unaudited

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Yea 31 M
Attributable profit for the period		66.1	49.9	1
Cash flow hedges - gains deferred in equity		1.3	5.4	
Foreign currency translation differences		0.1	(20.8)	(
Net actuarial losses on defined benefit pension scheme		(0.4)	(0.2)	
Tax on items taken directly to equity		0.7	(0.8)	

Net income/(expense) recognised directly in equity	13	1.7	(16.4)	(
Cash flow hedges - transferred to the income statement		(3.2)	(0.6)	
Tax on items transferred from equity		1.1	0.2	
Net losses recognised directly in equity net of transfers		(0.4)	(16.8)	(
Total recognised income for the period	13	65.7	33.1	

All the recognised income and expense for the period is attributable to the equity holders of the Company.

Condensed group balance sheet - unaudited

	Note	As at 30 September 2007 £m	As at 30 September 2006 £m	As 31 Mar 20
ASSETS				
Non-current assets				
Intangible assets	8	135.0	133.0	133
Property, plant and equipment	8	156.9	164.5	162
Deferred taxation assets		24.4	14.0	24
Trade and other receivables	9	6.3	5.1	5
		322.6	316.6	326
Current assets				
Inventory		218.5	131.7	149
Trade and other receivables	9	161.1	150.5	137
Derivative financial assets		4.3	5.8	5
Cash and cash equivalents		98.0	102.2	131
		481.9	390.2	423
Total assets		804.5	706.8	749
LIABILITIES				
Non-current liabilities				
Long term liabilities	10	(12.3)	(10.9)	(10
Deferred taxation liabilities		(8.9)	(8.9)	(10
Retirement benefit obligations		(1.7)	(1.7)	(1
Provisions for liabilities and charges	11	(3.6)	(2.8)	
		(26.5)	(24.3)	(22
Current liabilities				
Bank overdrafts and borrowings		(187.2)	(157.4)	(134
Derivative financial liabilities		(1.1)	(0.4)	(0
Trade and other payables	12	(153.1)	(132.1)	(170
Income tax liabilities		(34.6)	(25.0)	(25
		(376.0)	(314.9)	(330
Total liabilities		(402.5)	(339.2)	(352

Net assets		402.0	367.6	396

	Note			
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary Share capital	13	0.2	0.2	0.
Share premium account	13	174.0	166.6	167.
Capital reserve	13	26.6	26.0	26.
Hedging reserve	13	0.6	3.0	1.
Foreign currency translation reserve	13	(5.0)	1.4	(6.
Retained earnings	13	205.6	170.4	207.
Total equity		402.0	367.6	396

Condensed group cash flow statement - unaudited

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Yea 31 M
Cash flows from operating activities				
Operating profit		97.3	74.6	1
Depreciation		14.2	12.1	
Amortisation		1.7	1.0	
Impairment releases		-	-	
(Profit)/loss on disposal of property, plant and equipment		(18.8)	-	
Fair value losses on derivative instruments		(0.8)	-	
Charges in respect of employee share incentive schemes		7.1	4.8	
Increase in inventories		(68.7)	(10.3)	(
Increase in trade and other receivables		(22.5)	(44.3)	(
(Decrease)/increase in trade and other payables		(3.7)	(3.3)	
Cash generated from operations		5.8	34.6	1
Interest received		2.1	2.0	
Interest paid		(4.5)	(2.7)	
Taxation paid		(18.8)	(20.3)	(
Net cash (outflow)/inflow from operating activities		(15.4)	13.6	1
Cash flows from investing activities				
Purchase of tangible and intangible fixed assets		(20.9)	(14.5)	(
Proceeds from sale of property, plant and equipment		29.0	-	
Payment of deferred consideration		(10.0)	(1.5)	
Acquisition of subsidiary		-	-	
Net cash outflow from investing activities		(1.9)	(16.0)	(
Cash flows from financing activities				
Dividends paid in the year		(32.9)	(24.0)	(

Issue of ordinary share capital	0.5	0.3	
Purchase of shares through share buy back	(39.5)	(37.6)	(
Sale of own shares by ESOPs	4.2	1.7	
Draw down on loan facility	86.5	50.0	
Net cash inflow/(outflow) from financing activities	18.8	(9.6)	(
Net increase/(decrease)in cash and cash equivalents	1.5	(12.0)	
Effect of exchange rate changes on opening balances	(1.4)	(5.7)	
Cash and cash equivalents at beginning of period	57.2	62.5	
Cash and cash equivalents at end of period	57.3	44.8	

	As at 30 September 2007 £m	As at 30 September 2006 £m	A 31 M
Cash at bank and in hand	58.9	61.6	
Short term deposits	39.1	40.6	
Cash and cash equivalents as per the balance sheet	98.0	102.2	1
Bank overdrafts	(40.7)	(57.4)	(
Cash and cash equivalents per the cash flow statement	57.3	44.8	
Bank borrowings	(146.5)	(100.0)	(
Net debt	(89.2)	(55.2)	

Notes to the condensed financial statements

1. Corporate information

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly.

2. Accounting policies and basis of preparation

The financial information contained in this report is unaudited. The Condensed Group Income Statement, Condensed Group Statement of Recognised Income and Expense and Condensed Group Cash Flow Statement for the interim period to 30 September 2007, and the Condensed Group Balance Sheet as at 30 September 2007 and related notes have been reviewed by the auditors and their report to the Company is set out on page 26. These interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2007 were approved by

the Board of directors on 23 May 2007 and filed with the Registrar of Companies. The report of the auditors on the statutory accounts for the year ended 31 March 2007 was unqualified, did not contain an emphasis of matter paragraph and did not contain a statement under Section 237 of the Companies Act 1985.

These condensed consolidated financial statements for the six months ended 30 September 2007 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim financial reporting' as adopted by the European Union. This report should be read in conjunction with the Group's financial statements for the year ended 31 March 2007, which have been prepared in accordance with IFRSs as adopted by the European Union.

Accounting policies and presentation are consistent with those applied in the Group's financial statements for the year ended 31 March 2007 as set out on pages 81 to 85.

The following new standards or interpretations are mandatory for the first time for the financial year ending 31 March 2008:

IFRS 7 Financial Instruments: Disclosures Effective for annual periods beginning on or after 1 January 2007

IFRIC 8 Scope of IFRS 2 Effective for annual periods beginning on or after 1 May 2006

IFRIC 9 Reassessment of Embedded Derivatives Effective for annual periods beginning on or after 1 June 2006

IFRIC 10 Interim Financial Reporting and Impairment Effective for annual periods beginning on or after 1 November 2006

IFRIC 11 IFRS 2: Group and Treasury Share Transactions Effective for annual periods beginning on or after 1 March 2007

Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business. Such presentation will be prepared on a consistent basis in the future.

3. Segmental analysis

(a) Turnover and profit before taxation - by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland, Austria, Belgium, Czech Republic, Hungary and the UK. North America comprises operations in the USA. Asia Pacific comprises operations in Australia, Hong Kong, Korea, Malaysia, Singapore and Taiwan.

	Europe (excluding Spain)		Spain		North America	
Six months to 30 September	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Gross segment turnover	299.3	213.8#	93.5	88.5*	96.0	79.8
Inter-segment turnover	(130.4)	(86.7)#	(11.4)	(1.7)*	-	-
Turnover	168.9	127.1	82.1	86.8	96.0	79.8

Operating profit	58.0	56.8#	14.6	8.0	10.0	(4.5)#
Net finance charge						
Profit before taxation						
Taxation						
Attributable profit for the year						

*Restated for inter-segment turnover
#Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period.

3. Segmental analysis

(a) Turnover and profit before taxation - by origin of business (continued)

Year to 31 March 2007	Europe (excluding Spain) £m	Spain £m	North America £m	Asia Pacific £m	Total £m
Gross segment turnover	450.0#	177.6	192.6	214.4	1,034.6
Inter-segment turnover	(179.3)#	(3.7)	-	(1.3)	(184.3
Turnover	270.7	173.9	192.6	213.1	850.3
Operating profit	104.1#	13.4	5.3#	34.2	157.0
Net finance charge					(0.7
Profit before taxation					156.3
Taxation					(46.1
Attributable profit for the year					110.2

*Restated for inter-segment turnover
#Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period.

(b) Turnover by destination

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Europe (excluding Spain)	138.3	109.9	229.8
North America	98.0	81.8	196.5

Asia Pacific	82.6	75.8	167.5
Spain	75.5	74.8	151.8
Rest of the world	15.2	8.9	18.6
Wholesale and Retail	409.6	351.2	764.2
Licensing	39.5	40.8	86.1
Total	449.1	392.0	850.3

(c) Turnover by class of business (being the channels to markets)

Six months to 30 September	Retail		Wholesale		Total Retail and wholesale		Lice
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Gross segment turnover	202.5	169.1	297.2	242.3#*	499.7	411.4#*	39.5
Inter-segment turnover	-	-	(90.1)	(60.2)#*	(90.1)	(60.2)#*	-
Turnover	202.5	169.1	207.1	182.1	409.6	351.2	39.5

Year to 31 March 2007	Retail £m	Wholesale £m	Total Wholesale and Retail	Licensing £m
Gross segment turnover	410.1	498.8#	908.9#	86.1
Inter-segment turnover	-	(144.7)#	(144.7)#	-
Turnover	410.1	354.1	764.2	86.1

*Restated for inter-segment turnover
#Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period.

Notes to the condensed financial statements (continued)

3. Segmental analysis (continued)

(d) Analysis of turnover by product category presented as additional information

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m

Womenswear	156.2	138.2	305.5
Menswear	115.6	109.0	227.0
Accessories	125.1	95.3	211.2
Other	12.7	8.7	20.5
Wholesale and Retail	409.6	351.2	764.2
Licensing	39.5	40.8	86.1
Total	449.1	392.0	850.3
Number of directly operated stores, concessions and outlets open at end of period	318	277	292

4. Non-GAAP measures

Operating profit for the six months to 30 September 2007 includes charges of £12.9m (2006: £9.6m) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. This project is designed to create a substantially stronger platform to support long term operation and growth of the Group. Investment in Project Atlas is expected to be around £50m over the three year period to 31 March 2008.

Operating profit for the six months to 30 September 2007 also includes a net profit of £15.1m relating to the Group's plans to relocate their global headquarters in 2008. This net profit is represented by a profit on the sale of freehold property of £19.6m, the cost of accelerated depreciation of £0.9m and a provision for onerous leases as a result of the relocation for £3.6m.

Operating profit for the year to 31 March 2007 includes charges of £6.5m for the closure of a polo shirt manufacturing facility in Treorchy, South Wales.

5. Taxation

The effective rate of tax is based on the estimated tax charge for the full year at a rate of 31.0% (2006: 32.0%). The actual effective rate of tax for the year to 31 March 2007 was 29.5%, which included a 1.5% benefit relating to previous years as a result of the advanced pricing agreement in relation to internal sales between the UK and USA. On an underlying basis the rate was 31%.

6. Earnings per share

The calculation of basic earnings per share is based on attributable profit for the period divided by the weighted average number of ordinary shares in issue during the period. Basic and diluted earnings per share based on adjusted operating profit are also disclosed to indicate the underlying profitability of the Burberry Group.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Attributable profit for the period before Atlas costs, relocation of Headquarters and Treorchy costs	65.3	56.4	130.0
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	0.8	(6.5)	(19.8)

Attributable profit for the period	66.1	49.9	110.2

The weighted average number of Ordinary shares represents the weighted average number of Burberry Group plc ordinary shares in issue throughout the period, excluding ordinary shares held in Burberry Group's ESOPs.

Diluted earnings per share is based on the weighted average number of Ordinary shares in issue during the period. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

	Six months to 30 September 2007 Millions	Six months to 30 September 2006 Millions	Year to 31 March 2007 Millions
Weighted average number of ordinary shares in issue during the period	433.1	439.1	437.8
Dilutive effect of the share incentive schemes	9.3	10.7	8.3
Diluted weighted average number of ordinary shares in issue during the period	442.4	449.8	446.1

Notes to the condensed financial statements (continued)

6. Earnings per share (continued)

Basic earnings per share	Six months to 30 September 2007 Pence	Six months to 30 September 2006 Pence	Year to 31 March 2007 Pence
Basic earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs	15.1	12.9	29.7
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	0.1	(1.5)	(4.5)
Basic earnings per share	15.2	11.4	25.2
Diluted earnings per share			
Diluted earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs	14.8	12.5	29.1
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	0.1	(1.4)	(4.4)
Diluted earnings per share	14.9	11.1	24.7

7. Dividends

The interim dividend of 3.35p (2006: 2.875p) per share has been approved by the Board of directors after 30 September 2007. Accordingly, this dividend has not been recognised as a liability at the period end.

The interim dividend will be paid on 31 January 2008 to Shareholders on the Register at the close of business on 4 January 2008.

A dividend of 7.625p (2006: 5.5p) per share was paid during the period in relation to the year ending 31 March 2007. A total dividend of 10.5p per share was paid in respect of the year ending 31 March 2007.

8. Capital expenditure

In the period there were additions to intangible assets of £1.1m (2006: £2.6m). In the period there were additions to property, plant and equipment of £19.2m (2006: £17.7m) and disposals with a net book value of £8.7m (2006: £0.1m).

Capital commitments contracted but not provided for by the Group amounted to £7.5m.

9. Trade and other receivables

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Non-current			
Deposits and prepayments	6.3	5.1	5.1
Total non-current trade and other receivables	6.3	5.1	5.1
Current			
Trade receivables	131.3	126.3	111.2
Other receivables	15.1	2.8	9.4
Prepayments and accrued income	14.7	21.4	16.6
Total current trade and other receivables	161.1	150.5	137.2
Total	167.4	155.6	142.3

10. Long term liabilities

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Unsecured			
Other payables, accruals and deferred income	12.3	10.9	10.4
Total	12.3	10.9	10.4

11. Provisions for liabilities and charges

	Property obligations £m
As at 1 April 2007	-
Created in the period	3.6
As at 30 September 2007	3.6

Property obligations arose from the portfolio of leasehold obligations of the Group following the plans to relocate the global headquarters.

12. Trade and other payables

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Unsecured			
Trade payables	55.2	27.0	56.8
Other taxes and social security costs	8.5	8.0	6.4
Other payables	17.6	25.9	19.4
Accruals and deferred income	71.8	61.2	78.1
Deferred consideration for acquisitions	-	10.0	10.0
Total	153.1	132.1	170.7

Deferred consideration in prior periods arose from the acquisition of Burberry's business in Korea.

13. Share capital and reserves

	Ordinary share capital £m	Share premium account £m	Hedging reserve £m	Foreign currency translation reserve £m
Balance as at 1 April 2007	0.2	167.3	1.8	(6.2
Cash flow hedges - gains deferred in equity			1.3	
Foreign currency translation differences				0.1
Net actuarial loss on defined benefit pension scheme				
Tax on items taken directly to equity			(0.4)	1.1
Net income/(expense) recognised directly in equity	-	-	0.9	1.2
Cash flow hedges - transferred to the income				

statement			(3.2)	
Tax on items transferred from equity			1.1	
Attributable profit for the period				
Total recognised income/(expense) for the period	-	-	(1.2)	1.2
Transfer between reserves				
Employee share option scheme				
- value of share options granted				
- tax on share options granted				
- exercise of share options		6.7		
- price differential on exercise of shares				
Share buy back costs				
Sale of own shares by ESOPs				
Dividend paid in the period				
Balance as at 30 September 2007	0.2	174.0	0.6	(5.0)

During the six months to 30 September 2007, the Company repurchased and subsequently cancelled 6,173,167 Ordinary shares, representing 1.4% of the issued share capital, at a total cost of £39.5m. The nominal value of the shares was £3,087, which was transferred to a capital reserve. Retained earnings were reduced by £39.5m. The share repurchase programme commenced in January 2005 and since then, a total of 79,038,397 Ordinary shares have been repurchased and subsequently cancelled. This represents 15.7% of the original issued share capital at a total cost of £351.7m. The nominal value of the shares was £39,520 and has been transferred to a capital reserve and the retained earnings have been reduced by £351.7m.

Options exercised during the first half to 30 September 2007 resulted in 1,030,282 shares being issued (2006: 3,242,918), with exercise proceeds of £6.7m (2006: £14.8m). The related weighted average price at the time of exercise was £6.52 (2006: £4.57) per share.

14. Contingent liabilities

There have been no material changes to the Group's contingent liabilities since 31 March 2007.

Notes to the condensed financial statements (continued)

15. Related party disclosures

The Group's significant related parties are disclosed in the Annual Report for the year ended 31 March 2007, there were no material changes to these related parties in the period. No material related party transactions have taken place during the first six months of the current financial year.

16. Foreign Currency

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange

rate for the period according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the dates of the transactions. The assets and liabilities of such undertakings are translated at period end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

The principal exchange rates used were as follows:

		Average	
	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Euro	1.47	1.47	1.49
US dollar	2.00	1.86	1.91
Hong Kong dollar	15.67	14.40	14.80
Korean won	1,861	1,770	1,801

		Closing	
	As at 30 September 2007	As at 30 September 2006	As at 31 March 2007
Euro	1.43	1.48	1.47
US dollar	2.05	1.87	1.97
Hong Kong dollar	15.92	14.59	15.38
Korean won	1,873	1,772	1,851

The average exchange rate achieved by Burberry Group on its Yen licensing income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 220.7: £1 in the six months to 30 September 2007 (2006: Yen 194.7: £1; Year to 31 March 2007: Yen 199.2: £1).

Statement of directors' responsibilities

The directors confirm to the best of their knowledge that this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union and that the Interim Management Report and condensed financial statements include a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 of the United Kingdom's Financial Services Authority.

The directors of Burberry Group plc are listed in the Burberry Group plc Annual Report for 31 March 2006/07. A list of current directors is maintained on the Burberry Group website: www.burberryplc.com.

By order of the Board

John Peace
Chairman
13 November 2007

Stacey Cartwright
Chief Financial Officer
13 November 2007

Independent review report to Burberry Group plc

Introduction

We have been engaged by the company to review the interim financial information in the half-yearly financial report ("interim report") for the six months ended 30 September 2007, which comprises the Condensed Group Income Statement, Condensed Group Balance Sheet, Condensed Group Statement of Recognised Income and Expense, Condensed Group Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

The maintenance and integrity of the Burberry Group plc website is the responsibility of the directors; our work carried out does not involve consideration of these matters and, accordingly we accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we

do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants

13 November 2007

London

Shareholder information

Registrar

Enquiries concerning shareholdings, changes of name or address should be referred to Equiniti Limited (formerly LloydsTSB Registrars), Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, telephone: 0870 600 3970 (or +44 121 415 7047 from outside the UK). In addition, Equiniti Limited offer a range of shareholder information online at www.shareview.co.uk. A textphone facility for those with hearing difficulties is available by calling: 0870 600 3950 (or +44 121 415 7028 from outside the UK).

Internet

A full range of investor relations information is available at www.burberryplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividends

The interim dividend of 3.35p per share will be paid on 31 January 2008 to shareholders on the register at the close of business on 4 January 2008.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends to buy further shares in the Company. Full details on the DRIP can be obtained from the Registrars. If you would like your interim and future dividends to qualify for the DRIP completed application forms must be returned to the Registrars by 17 January 2008.

Electronic Communication

Shareholders have the opportunity to receive all shareholder documentation in electronic form via the internet, rather than through the post in paper format. Shareholders who decide to register for this option will receive an email each time a statutory document is published on the internet. Shareholders who wish to receive documentation in electronic form should register at www.shareview.co.uk.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating their shares to charity through ShareGift, a donation scheme operated by The Orr Mackintosh Foundation (registered charity 1052686). A ShareGift donation form can be obtained from Equiniti Limited. Further information is available at www.sharegift.org or by telephone on +44 (0) 20 7930 3737

Financial calendar

Interim dividend record date	4 January 2008
Third quarter interim management statement	15 January 2008
Interim dividend payment	31 January 2008
Second half trading update	April 2008
Preliminary results announcement of results for the year ended 31 March 2008	May 2008
Annual General Meeting	July 2008

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ
Telephone: +44 (0) 20 7968 0000
Fax: +44 (0) 20 7980 2950
www.burberryplc.com

Registered in England and Wales
Registered Number 03458224

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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SEC Mail Processing Section

JAN 14 2008

Washington, DC 103

Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	15:56 31-Oct-07
Number	7557G

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 31 October 2007 its capital consists of 432,621,522 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,595,034.

The above figure (432,595,034) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:00 16-Oct-07
Number	7589F

RNS Number:7589F
Burberry Group PLC
16 October 2007

16 October 2007

Burberry Group plc

First Half Trading Update

Burberry Group plc, the global luxury company, reports on trading for the six months to 30 September 2007.

First half highlights (on an underlying basis*)

- Total revenue increased by 19%
- Retail revenue up 25%, with comparable store sales growth of 11%
- Wholesale revenue increased by 16% as expected, with a further mid-teens percentage increase forecast for the second half
- Licensing revenue up 5%
- Increased investment in infrastructure, including Atlas, to support growth

Commenting on this performance, Angela Ahrendts, Chief Executive Officer, said:

"We are delighted with Burberry's 19% underlying increase in revenue in the first half of the year. Our new luxury outerwear, apparel and non-apparel collections, combined with our compelling marketing campaigns, have again driven demand in both our retail and wholesale channels. This performance is consistent with our profit expectations for the full year as we continue to increase our investment in the infrastructure of the business to support this strong growth."

There will be conference calls to discuss this update today at 9am and 3pm (UK time). The conference calls can be accessed live on the Burberry website (www.burberryplc.com), with replays of both calls available later today.

Burberry will release its interim results for the six months to 30 September 2007 on 14 November 2007.

* Underlying change is calculated at constant exchange rates.
Certain financial data within this announcement has been rounded.

Revenue by origin of business

Six months to 30 September % change

£ million	2007	2006	reported
Europe (excluding Spain)	169	127	33
Spain	82	87	(5)
North America	96	80	20
Asia Pacific	102	98	4
Total	449	392	15

Revenue by channel of distribution

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Retail				
- Q1	97	82	18	25
- Q2	105	87	21	26
Six months to 30 September	202	169	20	25
Wholesale				
- Q1	56	38	47	51
- Q2	151	144	5	7
Six months to 30 September	207	182	14	16
Licensing				
- Q1	15	15	(3)	6
- Q2	25	26	(3)	5
Six months to 30 September	40	41	(3)	5
Total				
- Q1	168	135	24	30
- Q2	281	257	10	13
Six months to 30 September	449	392	15	19

Q1 is the three month period to 30 June; Q2 is the three month period to 30 September

Retail and wholesale revenue by destination

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Europe (excluding Spain)	138	110	26	26
Spain	75	75	1	1
North America	98	81	20	29
Asia Pacific	83	76	9	16
Other	15	9	71	71
Total	409	351	17	21

Total revenue

Total revenue in the first half increased by 19% on an underlying basis (15% reported), further reinforcing the strength of the Burberry brand and strategies. By channel, retail sales increased by 25% on an underlying basis. By region, both Europe (excluding Spain) and North America grew in excess of 20% underlying; and by product, non-apparel increased by 35% underlying.

Retail

Retail sales, which accounted for 45% of total revenue in the first half, increased by 25% on an underlying basis (20% reported).

Comparable store sales grew by 11%, driven by strong autumn/winter product designs, by cohesive advertising and marketing campaigns and by the more frequent flow of new products to our stores. Luxury handbags, women's runway apparel and outerwear continued to perform well, further increasing the average unit retail price in our mainline stores. Comparable store sales growth was particularly pleasing in the US, Italy and other parts of Continental Europe, including our Spanish womenswear concessions.

In the first half, there was a 12% increase in average selling space year-on-year. The net addition of 11 stores, 13 concessions and two outlets in the period included six in the US, four in Italy and 10 throughout Asia.

Wholesale

Wholesale revenue, which accounted for 46% of total sales in the first half, increased by 16% on an underlying basis (14% reported), consistent with our expectations.

This performance reflects the strength of the autumn/winter collection which was shipped to wholesale customers predominantly during the second quarter. As in retail, revenue growth was driven by the appeal of the product, by the more frequent flow of product to customers with the new market calendar and by basic replenishment. While Spain remained down year-on-year, the US showed particular strength with growth in key accounts of over 40%. Europe (excluding Spain) and emerging markets also performed well.

Licensing

Total licensing revenue in the first half increased by 5% on an underlying basis (down 3% reported). The weakness of the yen reduced reported revenue and profit by around £3m in the first half. There was growth from non-apparel licences in Japan and from the global eyewear licence, where the new product range was launched in late 2006.

Investment in infrastructure

The implementation of Project Atlas continued successfully in the first half, with further progress in both improving business processes and in installing new IT systems. To accommodate the strong growth in our business, we have increased our investment in both areas.

To mitigate the risks of implementation at a time when Burberry is growing so strongly, we have delayed certain elements of the IT roll-out into the third quarter. This re-phasing has led to some additional spend, both in operating costs within the business and in IT resources. As a result of the latter, overall costs relating to Atlas in the current financial year are now expected to be approximately £19m (previously £15m). This still brings the total project cost to just over £50m in the three year period. The programme remains on track to deliver the targeted £20m tangible benefits to profit in 2007/8.

We have also increased our investment in improving business processes around the group, including strengthening our global supply chain team, adding warehouse capacity to handle the strong growth in volume and upgrading our corporate functions.

Outlook

Retail: Average selling space is expected to increase by 12% year-on-year in the second half.

Wholesale: Based upon orders received to date, Burberry expects wholesale revenue in the second half to show a further mid-teens percentage increase on an underlying basis. This builds on the strong performance of wholesale in the second half of last year (H1 2006/7: wholesale revenue +1%; H2 2006/7: +17% on an underlying basis). Spain is expected to show further weakness with the continuing erosion of multi-brand accounts, countered by good growth elsewhere across the rest of Europe and the US.

Licensing: For the full financial year, Burberry continues to expect broadly flat underlying licensing revenue relative to last year. For the second half of the year, revenue is expected to be moderately down, largely reflecting different phasing of royalty payments between halves and the non-renewal of certain menswear licences. The weakness of the yen is expected to reduce reported revenue and profit by about a further £3m in the second half (about £6m in the full year).

Enquiries

Burberry		020 7968 5919
Stacey Cartwright	Chief Financial Officer	
Fay Dodds	Director of Investor Relations	

Brunswick	020 7404 5959
David Yelland	
Laura Cummings	
Robert Gardener	

The financial information contained in this Trading Update has not been audited. Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements. This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

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G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	150,000		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	02/04/2007		
Maximum prices paid § for each share	6.490521		
Minimum prices paid § for each share	6.490521		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 975,039.52
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 4880.00

Signed [signature] Designation ‡ SECRETARY Date 3.4.07

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)

General Section	Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

SEC Mail Processing Section
JAN 14 2008
Washington, DC
103

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

TWO THOUSAND POUNDS
FIVE POUNDS
FIFTEEN POUNDS

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	65,000		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	21/03/2007		
Maximum prices paid § for each share	6.248269		
Minimum prices paid § for each share	6.248269		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 406,747.70
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 2035.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 28.3.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

SEC Mail Processing Section JAN 14 2008 Washington, DC 103

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**.

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	300,000	400,000	10,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	16/03/2007	19/03/2007	20/03/2007
Maximum prices paid § for each share	6.340771	6.185348	6.22
Minimum prices paid § for each share	6.340771	6.185348	6.22

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,445,231.36
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 22,230.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 21.3.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House — for the record —

288c

Change of Particulars for Director or Secretary

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 05/11/2007

Name:	Stacey Lee CARTWRIGHT	**Address:**	18-22 Haymarket
Date of Birth:	18/11/1963		LONDON
Nationality:	British		United Kingdom
Occupation:	Company Director		SW1Y 4DQ

288c

Change of Particulars for Director or Secretary

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 05/11/2007

Name:	Michael Neil Copinger MAHONY	**Address:**	18-22 Haymarket
Date of Birth:	16/04/1964		LONDON
Nationality:			United Kingdom
Occupation:			SW1Y 4DQ

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

SEC Mail Processing Section
JAN 14 2008
Washington, DC
103

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	100,000		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	21/09/2007		
Maximum prices paid § for each share	5.69		
Minimum prices paid § for each share	5.69		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 569,854.50
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 2,850.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 10.10.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	106,100	25,000	
Nominal value of each share	0.05p	0.05p	
Date(s) on which the shares were delivered to the company	28/09/2007	01/10/2007	
Maximum prices paid § for each share	5.99212535	5.995	
Minimum prices paid § for each share	5.99212535	5.995	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 786,819.96
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 3,935.00

Signed [signature] Designation ‡ SECRETARY Date 10.10.07

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON SW1Y 4BL

For official Use (11/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

SEC Mail Processing Section

JAN 14 2008

Washington, DC
103

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which *shares to which it* relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	100,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	20/09/2007	19/09/2007	17/09/2007
Maximum prices paid § for each share	5.7799	5.89291525	5.892
Minimum prices paid § for each share	5.7799	5.89291525	5.892

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,928,060.04
Stamp Duty is payable on the aggregate amount at the rate of ½% *rounded up to the nearest multiple of £5*	£ 14,645.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 12.10.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LODON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	15,000	100,000	100,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	14/09/07	13/09/07	12/09/07
Maximum prices paid § for each share	5.89	5.90723145	6.0896
Minimum prices paid § for each share	5.89	5.90723145	6.0896

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,289,968.20
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 6,450.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ SECRETARY Date 12.10.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	250,000	200,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	12/06/2007	13/06/2007	14/06/2007
Maximum prices paid § for each share	6.4155	6.2997	6.3459375
Minimum prices paid § for each share	6.4155	6.2997	6.3459375

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,139,205.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 20,700.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 15.6.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

NK 11

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	200,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	15/06/2007	26/06/2007	27/06/2007
Maximum prices paid § for each share	6.3667265	6.945625	6.95325
Minimum prices paid § for each share	6.3667265	6.945625	6.95325

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,059,202.99
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 20,300.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 2.7.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the *Registrar* within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	400,000	200,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	02/07/2007	03/07/2007	04/07/2007
Maximum prices paid § for each share	6.7787	6.853	6.846
Minimum prices paid § for each share	6.7787	6.853	6.846

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,459,459.92
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 27,300.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 23.7.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

SEC Mail Processing Section

JAN 14 2008

Washington, DC 103

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	25,000	250,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	17/07/2007	18/07/2007	19/07/2007
Maximum prices paid § for each share	6.65	6.80502	6.7375
Minimum prices paid § for each share	6.65	6.80502	6.7375

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,219,830.51
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,100.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 23.7.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section | Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* Insert full name of company.

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered *to the company*

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	200,000	150,000
Nominal value of *each share*	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	20/07/2007	23/07/2007	26/07/2007
Maximum prices paid § for each share	6.70145	6.5877675	6.675
Minimum prices paid § for each share	6.70145	6.5877675	6.675

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,993,935.55
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 14,970.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as *appropriate*

Signed [signature] Designation ‡ SECRETARY Date 26.7.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

NK11

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	200,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	27/07/2007	30/07/2007	31/07/2007
Maximum prices paid § for each share	6.645	6.5546	6.289375
Minimum prices paid § for each share	6.645	6.5546	6.289375

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,581,704.75
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 12,910.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 7.8.07

Presenter's name address and *reference (if any)* :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	65,000	25,000	150,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	03/08/2007	06/08/2007	07/08/2007
Maximum prices paid § for each share	6.234231	6.24	6.232833
Minimum prices paid § for each share	6.234231	6.24	6.232833

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,498,397.20
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 7,495.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 7.8.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

169

NK11

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	17,067
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	08/08/2007	09/08/2007	10/08/2007
Maximum prices paid § for each share	6.112799	6.1315339	6.174118
Minimum prices paid § for each share	6.112799	6.1315339	6.174118

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,331,804.60
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 6,660.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 31/8/07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	150,000	150,000	150,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	20/08/2007	21/08/2007	22/08/2007
Maximum prices paid § for each share	6.142917	6.0145	5.841808
Minimum prices paid § for each share	6.142917	6.0145	5.841808

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,703,936.58
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 13,520.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 31/8/07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

NK11

Please do not write in the space below For HM Revenue & Customs use only.

x 11,925

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it *relates were delivered* to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	150,000	150,000	100,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	23/08/2007	24/08/2007	29/08/2007
Maximum prices paid § for each share	6.04	5.88833333	5.9125
Minimum prices paid § for each share	6.04	5.88833333	5.9125

§ A private company is not required to *give this information*

The aggregate amount paid by the company for the shares *to which this return relates was:*	£ 2,384,073.76
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 11,925.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 31/8/07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	35,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	30/08/2007	31/08/2007	04/09/2007
Maximum prices paid § for each share	5.9184375	5.826875	5.916
Minimum prices paid § for each share	5.9184375	5.826875	5.916

§ A private company *is not required to* give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,383,666.64
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 6,920.00

‡ Insert Director, Secretary, Administrator, *Administrative* Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 11/9/07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

353

Location of register of members

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Register of Members Address
Equiniti Limited
The Causeway

WORTHING
West Sussex
BN99 6DA
United Kingdom

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	13,000	76,000	400,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	27/02/2007	28/02/2007	02/03/2007
Maximum prices paid § for each share	6.655	6.659742	6.45141
Minimum prices paid § for each share	6.655	6.659742	6.45141

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,177,982,22
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 15,890.00

Signed [signature] Designation ‡ SECRETARY Date 9.3.07

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

SEC Mail Processing Section

JAN 14 2008

Washington, DC 103

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	305,000	400,000	115,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	05/03/2007	06/03/2007	07/03/2007
Maximum prices paid § for each share	6.223473	6.299647	6.305372
Minimum prices paid § for each share	6.223473	6.299647	6.305372

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,150,853.56
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 25,755.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 9.3.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue and Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	210,000	300,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	08/03/2007	09/03/2007	12/03/2007
Maximum prices paid § for each share	6.133228	6.214413	6.240221
Minimum prices paid § for each share	6.133228	6.214413	6.240221

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,719,428.57
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 23,600.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 15.3.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

SEC Mail Processing Section

JAN 14 2008

Washington, DC
103

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	25,000	130,000	75,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	13/03/2007	14/03/2007	15/03/2007
Maximum prices paid § for each share	6.30	6.290048	6.346909
Minimum prices paid § for each share	6.30	6.290048	6.346909

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,453,404.26
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 7270.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 15.3.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 28/09/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 10025

Share holdings:

Share Holder	Type	Shares Held
Ulrik Garde Due	Single	10025

Address:
Flat E
21 Cornwall Gardens
LONDON
United Kingdom
SW7 4AN

/

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	40,000	45,000	100,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	11/09/2007	06/09/2007	05/09/2007
Maximum prices paid § for each share	6.08875	6.08969889	6.0874024
Minimum prices paid § for each share	6.08875	6.08969889	6.0874024

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,128,019.18
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 5,645.00

Signed [signature] Designation ‡ SECRETARY Date 11/9/07

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

082-34691

BURBERRY

ESTABLISHED 1856

SUPPL

INTERIM REPORT FOR THE SIX MONTHS TO 30 SEPTEMBER [illegible]

02 Highlights **04** Interim management report **12** Condensed Group income statement **13** Condensed Group statement of recognised income and expense **14** Condensed Group balance sheet **15** Condensed Group cash flow statement **16** Notes to the condensed financial statements **24** Store portfolio **25** Statement of Directors' responsibilities **26** Independent review report to Burberry Group plc **28** Shareholder information

Summary of results

£ million	Six months to 30 September 2007	2006	% change reported	underlying#
Revenue	**449.1**	392.0	15	19
Operating profit	**97.3**	74.6	30	38
Adjusted operating profit*	**95.1**	84.2	13	19
Profit before taxation	**95.8**	73.4	31	
Diluted EPS (pence)	**14.9**	11.1	34	
Adjusted diluted EPS (pence)*	**14.8**	12.5	18	
Dividend per share (pence)	**3.35**	2.875	17	

* 'Adjusted' refers to profitability measures calculated before:
  - Atlas costs of £12.9m (2006: £9.6m) which relate to the Group's infrastructure redesign initiative announced in May 2005.
  - Net profit of £15.1m (2006: nil) relating to the relocation of global Headquarters.

Underlying change is calculated at constant exchange rates.

Certain financial data within this document have been rounded.

Operational highlights

- Retail revenue up 25% underlying; comparable store sales growth of 11%; opened 11 new stores
- Wholesale revenue up 16% underlying; US up over 40% underlying
- Accessories now 31% of sales (excluding licensing), led by luxury handbags
- Atlas implementation in final stages
- Increased investment in infrastructure to support strong growth

Financial highlights

- Total revenue up 19% underlying (15% reported)
- Adjusted operating profit up 19% underlying (13% reported)
  - Retail/wholesale operating margin up to 15.2% (2006: 14.0%), as gross margin increases by 300 basis points
- Adjusted diluted EPS up 18% as share buyback continues
- Profit before tax up 31%, including £15.1m net profit relating to the planned relocation of global headquarters
- Interim dividend increased by 17% to 3.35p

Good progress against our five key strategic initiatives

Burberry continued to make considerable operational progress throughout the organisation in the first six months of the year, while delivering 19% underlying growth in revenue and adjusted operating profit. This growth continues to be driven by strong product designs, our cohesive and compelling marketing campaigns, the monthly flow of new products as a result of the revised calendar and the introduction of a basic replenishment programme.

Looking forward, in the second half of the year, and the third quarter in particular, Burberry faces an intense period of activity. In our largest quarter, we continue to experience high volume growth driven by the strength of our product designs. At the same time, we are in the most demanding phase of implementing our new IT infrastructure (SAP), while also rapidly evolving our global supply chain and logistics functions.

Leveraging the franchise

Burberry has continued to act more as one brand and company during the first half of the year – be it in product design, marketing or organisational structure. For example, the success of Burberry's runway (or Prorsum) collections continues, both financially (with sales nearly doubling in the first half) and in providing design inspiration for our tailored and casual offers. From an organisational standpoint, Burberry now has four regional Presidents (Americas, Asia, Europe and Spain), who for the first time have responsibility for both retail and wholesale operations within their markets. This allows much greater consistency over brand positioning, merchandising and pricing than before.

Intensifying non-apparel development

Accessories grew by 35% on an underlying basis in the first half to reach 31% of retail and wholesale revenue. Currently, luxury handbags in our European and US retail stores account for 50-60% of all handbag sales compared to less than 40% a year ago, and less than 5% some 18 months ago. This move to luxury is increasing the average price point of our handbags by over 25%.

Accelerating retail-led growth

During the first half, Burberry opened 11 new stores, including three additional trial icon stores. We also refurbished several stores as the start of our programme to renovate about 20 stores a year, with early pleasing results. We are also trialling new fixtures and visual merchandising techniques to improve the productivity of space in both our stores and those of our wholesale customers. Finally, the basic replenishment programme introduced in late 2006 allowed more reorders of continuity products and fast-selling lines. This programme contributed about 2% of wholesale revenue in the half.

Investing in under-penetrated markets

The US remains a key target market for Burberry. In the first half, sales grew by 29% on an underlying basis, with over 20% growth in retail and 40% growth in wholesale. Emerging markets grew strongly from a small base, with a further six franchise stores opened in the half, in locations such as Mexico City, Istanbul and Rostov on Don in Russia.

Pursuing operational excellence

In addition to implementing our new IT platform (SAP), Burberry continues to evolve its global supply chain and logistics functions. During the first half, we further upgraded our supplier base, using some larger, more vertically integrated vendors. We also opened new distribution facilities in the US and the Netherlands to support growth of the business and started to move to direct deliveries of apparel from suppliers in order to reduce cycle times.

Atlas implementation in final stages and delivering benefits

The implementation of Project Atlas continued in the first half, with further progress in both improving business processes and in installing a new IT platform. During the first half, we used the new SAP system for the first time in areas such as finance and non-stock procurement in the US and, importantly, used it to write all orders, procure goods and take inbound deliveries for Spring/Summer 2008 merchandise.

At a time when Burberry is growing so strongly, we decided to delay certain elements of the IT roll-out into the third quarter to mitigate the risks of implementation. This was predominantly to handle Spring/Summer 2008 outbound deliveries and retail in the UK and Europe. This rephasing has led to some additional spend, both in operating costs within the business and in IT resources. As a result of the latter, overall costs relating to Atlas in the current financial year are now expected to be approximately £19m (previously £15m). This brings the total project cost to just over £50m in the three-year period.

Both the warehouse implementation, which has been used from September 2007 to ship Spring/Summer 2008 products, and the UK/Europe retail phase, which started in October 2007, are progressing to plan. As is normal with this type of implementation, typical data and process issues are being addressed daily by internal and external resources. With the core system now built and being deployed in Europe and core central functions, the full roll-out to the US and Asia will follow during calendar year 2008.

The Atlas programme remains on track to deliver the targeted £20m tangible benefits this year, having delivered about £6m of this in the second half of last year and £7m of this in the first half of this year. Looking beyond this, the programme will enable further sales growth and margin expansion in areas such as markdown reductions, dynamic replenishment, greater visibility of stock levels and reduced manual processing.

Increased investment in first half to support strong growth

We have also increased our investment in improving business processes around the group, including adding distribution capacity to handle the strong growth in volume, strengthening our global supply chain team and upgrading our corporate functions.

Capital expenditure in the first six months was £20.9m (2006: £14.5m). We now expect to spend between £50-£55m in the current financial year (previously £60m) as certain store projects have been rescheduled into next year.

Outlook

Retail
Average selling space is expected to increase by 12% year-on-year in the second half. We expect to open about eight new mainline stores in this period, predominantly in Europe.

Wholesale
Based upon orders received to date, Burberry expects wholesale revenue in the second half to show a further mid-teens percentage increase on an underlying basis. This builds on the strong performance of wholesale in the second half of last year (H1 2006/07: wholesale revenue +1%; H2 2006/07: +17% on an underlying basis). Spain is expected to show further weakness, countered by good growth elsewhere across the rest of Europe and the US.

Licensing
For the full financial year, Burberry continues to expect broadly flat underlying licensing revenue relative to last year. For the second half of the year, revenue is expected to be moderately down, largely reflecting different phasing of royalty payments between halves and the non-renewal of certain menswear licences. The weakness of the yen is expected to reduce reported revenue and profit by about a further £3m in the second half (about £6m in the full year).

Group financial highlights

Revenue up 19% on an underlying basis, 15% reported. Exchange rates reduce revenue by £17m.

Adjusted operating profit up 19% on an underlying basis, 13% reported. Exchange rates reduce adjusted operating profit by £5.4m.

Adjusted operating margin of 21.2%, or 21.6% at constant exchange rates (2006: 21.5%). Yen weakness impacts reported operating margin.

Adjusted retail/wholesale margin up to 15.2% (2006: 14.0%), as gross margin increases by 300 basis points.

Profit before tax up 31% reported, after Atlas costs of £12.9m and £15.1m net profit relating to the relocation of global headquarters.

Reported tax rate of 31% (2006: 32%).

Adjusted EPS up 18% as share buyback continues. Reported EPS up 34%.

Interim dividend of 3.35p, as progressively moves towards a 40% payout ratio.

	Six months to 30 September		% change	
£ million	2007	2006	reported	underlying*
Revenue	**449.1**	392.0	15	19
Cost of sales	**(163.2)**	(150.4)	(9)	
Gross margin	**285.9**	241.6	18	
Adjusted operating expenses	**(190.8)**	(157.4)	(21)	
Adjusted operating profit	**95.1**	84.2	13	19
Atlas costs	**(12.9)**	(9.6)	(34)	
Relocation of Headquarters	**15.1**	–	–	
Operating profit	**97.3**	74.6	30	38
Net finance charge	**(1.5)**	(1.2)	(25)	
Profit before taxation	**95.8**	73.4	31	
Taxation	**(29.7)**	(23.5)	(26)	
Attributable profit	**66.1**	49.9	32	
Adjusted EPS (pence)	**14.8**	12.5	18	
EPS (pence)	**14.9**	11.1	34	
Weighted average number of ordinary shares (millions)	**442.4**	449.8	–	

EPS is calculated on a diluted basis.

Revenue analysis

Revenue in the six months to 30 September 2007 was £449.1m, an underlying increase of 19% (15% reported), further reinforcing the strength of the Burberry brand and strategies.

Revenue by channel of distribution

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Retail	**202.5**	169.1	20	25
Wholesale	**207.1**	182.1	14	16
Licensing	**39.5**	40.8	(3)	5
Total	449.1	392.0	15	19

Retail

Retail sales grew by 25% on an underlying basis (20% reported) in the first half, to reach 45% of total revenue compared to 43% in the same period last year.

Comparable store sales grew by 11%, driven particularly by strong Autumn/Winter product designs, by cohesive advertising and marketing campaigns and by the more frequent flow of new products to our stores. Luxury handbags, women's runway apparel and outerwear continued to perform well, further increasing the average unit retail price in our mainline stores. Comparable store sales growth was particularly pleasing in the US, Italy and other parts of Continental Europe, including our Spanish womenswear concessions.

During the first half, Burberry opened 11 new stores, bringing the total to 88. Five stores were opened in Europe, one in Asia and five in the US, including three additional icon trials. These test stores are smaller than average and offer a higher proportion of accessories, shoes and outerwear than a mainline store. We also opened a further net 13 concessions (now 195 in total), of which nine were in Asia. A net two outlets were opened during the half, bringing the total to 35. Overall, in the first half, there was a 12% increase in average selling space year-on-year, bringing the total net selling space at 30 September 2007 to just under 700,000 square feet.

Wholesale

Wholesale revenue, which continued to account for 46% of total sales in the first half, increased by 16% on an underlying basis (14% reported), consistent with our expectations. This performance continued the momentum of the second half of last year.

Sales growth in the first half reflected the strength of the Autumn/Winter collection which was shipped to wholesale customers predominantly during the second quarter. As in retail, revenue growth was driven by the appeal of the product, by the more frequent flow of product to customers with the new market calendar and by basic replenishment. While Spain remained down year-on-year, the US showed particular strength with growth in key accounts of over 40%. Europe (excluding Spain) and emerging markets also performed well.

In conjunction with local franchisees, Burberry opened six stores during the half, including those in Mexico City, Istanbul and Rostov on Don in Russia. This brings the number of franchise stores to 64 in markets such as China, the Middle East, India, Russia and Latin America.

Licensing

Total licensing revenue in the first half increased by 5% on an underlying basis (down 3% reported). The weakness of the yen reduced reported revenue by £3.4m.

Apparel volumes in Japan were broadly flat in the first half but there was some growth in our smaller, more traditional non-apparel licensed categories.

Global product licensing revenue benefited from good growth in eyewear, following the launch of the first collection in late 2006 by our new licensee, Luxottica. Burberry continues to rationalise its licensed products, both in Japanese non-apparel and in menswear in Europe and the US as it moves to a more consistent product offer globally.

Revenue by region

Revenue by origin of business

£ million	Six months to 30 September 2007	2006	% change reported
Europe (excluding Spain)	**168.9**	127.1	33
Spain	**82.1**	86.8	(5)
North America	**96.0**	79.8	20
Asia Pacific	**102.1**	98.3	4
Total	**449.1**	392.0	15

Retail/wholesale revenue by destination

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Europe (excluding Spain)	**138.3**	109.9	26	26
Spain	**75.5**	74.8	1	1
North America	**98.0**	81.8	20	29
Asia Pacific	**82.6**	75.8	9	16
Rest of World	**15.2**	8.9	71	71
Total retail/wholesale	**409.6**	351.2	17	21

The comments below refer to revenue by destination which better reflects the regional demand for Burberry products.

Europe (excluding Spain)

Revenue in the first half in Europe (excluding Spain) increased by 26% on an underlying and reported basis. Wholesale revenue accounts for just over half of the region's sales. There was roughly equal growth in retail and wholesale during the period. France and Italy were the best performers as European consumers responded favourably to the Autumn/Winter collection in particular.

Spain

Revenue in the first half in Spain was in line with last year, against the background of a challenging market environment. Retail, which accounts for about one-third of Spanish sales, grew very strongly, largely reflecting the continuing success of the womenswear concessions that Burberry now operates. Wholesale revenue was down by double-digit percentages, due in part to the ongoing erosion of multi-brand accounts – a trend we expect to continue in the second half.

North America

Revenue in the first half in North America increased by 29% on an underlying basis (20% reported). Retail, which is more than twice the size of wholesale, grew sales by over 20% underlying – broadly half from comparable stores growth and half from new space. The wholesale growth of over 40% reflects our renewed focus on this market and our five key accounts there.

Asia Pacific

Revenue in the first half in Asia Pacific increased by 16% on an underlying basis (9% reported). Just over half the revenue comes from retail (in Korea, Hong Kong, Taiwan and other markets) where there was moderate growth in comparable store sales in the half. Wholesale revenue grew by double-digits on an underlying basis, with the duty-free market in Korea leading the way. Refurbishments in the region are generating pleasing sales uplifts.

Retail/wholesale revenue by product category

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Womenswear	**156.2**	138.2	13	16
Menswear	**115.6**	109.0	6	11
Accessories	**125.1**	95.3	31	35
Other*	**12.7**	8.7	46	50
Total retail/wholesale	**409.6**	351.2	17	21

* Mainly childrenswear

Womenswear (38% of sales, 39% in 2006)

Womenswear revenue grew by 16% on an underlying basis in the first half. Outerwear and the new pre-line runway apparel collection continued to drive growth in both channels. We continued to refine and strengthen the design and merchandising of the collection to build a comprehensive offering across the product pyramid.

Menswear (28% of sales, 31% in 2006)

Menswear revenue grew by 11% underlying, with outerwear in particular outperforming with the introduction of more modern styles. This was the first collection to benefit from greater collaboration with the new centralised design team, under Christopher Bailey. It also reflects the first global outerwear programme where the core central team has worked on an integrated basis with the Spanish team.

Accessories (31% of sales, up from 27% in 2006)

Accessories were the fastest growing of Burberry's main product categories in the half, up 35% underlying. Luxury handbags and shoes were the highlights with sales growth globally supported by product innovation, a basic replenishment programme and the Autumn/Winter 2007 marketing campaign strongly featuring these products across all mediums (print, editorial, catalogue, e-commerce). Although still small, sales of shoes more than doubled in the first half and we have recently strengthened the team across design, merchandising and sourcing.

Operating profit analysis

Total operating profit

£ million	Six months to 30 September 2007	2006	% change reported	underlying
Retail/wholesale	**62.1**	49.2	26	30
Licensing	**33.0**	35.0	(6)	4
Adjusted operating profit	**95.1**	84.2	13	19
Adjusted operating margin %	**21.2%**	21.5%		
Atlas costs	**(12.9)**	(9.6)	(34)	(34)
Relocation of Headquarters	**15.1**	–	–	–
Operating profit	**97.3**	74.6	30	38

Adjusted operating profit grew by 13% to £95.1m in the first half. Exchange rates reduced profit by £5.4m or 6%. The adjusted operating margin fell by 30 basis points.

While there were improvements in the revenue and operating margin from retail and wholesale combined, these were more than offset by a lower proportion of profit from licensing, as well as a reduction of approximately £3m in licensing revenue and profit relating to the weaker yen.

Retail/wholesale adjusted operating profit

£ million	Six months to 30 September 2007	2006	% change reported
Revenue	**409.6**	351.2	17
Cost of sales	**(163.2)**	(150.4)	(8)
Gross margin	**246.4**	200.8	23
Gross margin %	**60.2%**	57.2%	
Adjusted operating expenses	**(184.3)**	(151.6)	(22)
Adjusted operating profit	**62.1**	49.2	26
Adjusted operating expenses as % of sales	**45.0%**	43.2%	
Adjusted operating margin	**15.2%**	14.0%	

Gross margin in retail and wholesale combined increased by 300 basis points in the first half of the year. Nearly half of this gain came from Atlas-related benefits, predominantly from better sourcing of products. We also benefited from the mix change in favour of retail, which is a higher gross margin channel, and the mix change in favour of accessories. During the half, we had higher regular price sell-throughs, leading to less markdown inventory. This allowed us to reduce both the length of our sale periods and the percentage discounts given.

Operating expenses as a percentage of sales increased to 45.0%. Again this reflects a greater proportion of sales from the retail channel where operating expenses as a percentage of revenue are higher than in wholesale. In addition, there was significant investment through the profit and loss account to support the current and forecast levels of growth in the business. This covered areas such as: expanded and new distribution facilities; supply chain; increased IT costs; more new store openings; and investment in a more professional corporate centre, such as design and merchandising, customer service and upgrading corporate functions.

Licensing adjusted operating profit

£ million	Six months to 30 September 2007	Six months to 30 September 2006	Six months to 30 September 2007 At constant FX
Revenue	**39.5**	40.8	42.9
Cost of sales	–	–	–
Gross margin	**39.5**	40.8	42.9
Gross margin %	**100%**	100%	100%
Adjusted operating expenses	**(6.5)**	(5.8)	(6.6)
Adjusted operating profit	**33.0**	35.0	36.3
Adjusted operating margin	**83.5%**	85.8%	84.6%

As discussed earlier, on an underlying basis, licensing revenue was up by 5% (down 3% reported). However, as the table above shows, the weakness of the yen reduced both reported revenue and adjusted operating profit by about £3m. The weakness of the yen is expected to reduce reported revenue and profit by about a further £3m in the second half (about £6m in the full year).

Relocation of Headquarters

As previously announced, Burberry completed the sale of its central London building during the first half, in advance of the global Headquarters relocation planned for late 2008. The net profit relating to this disposal was £15.1m and the cash proceeds were £28m. Capital expenditure next year will include about £20-£25m relating to the fit-out costs of the new building.

Taxation

The taxation rate on reported profit before taxation for the first half is 31% (2006: 32%). This is the estimated rate for the full year (compared to 29.5% for last year, after a 1.5% one-time adjustment).

The taxation rate on adjusted profit before taxation is 30.2%, after an adjustment of 0.8% relating to the net profit on relocation of Headquarters.

Cash flow and net debt

Net debt at 30 September 2007 was £89.2m, compared to £2.8m at 31 March 2007 and £55.2m at 30 September 2006. Major movements in the first six months of the year include a £95m working capital outflow (£58m in the same period last year), reflecting the growth in the business and a change in the operating model. For example, we have been building stocks of replenishment products ahead of the key selling season. Other flows were a £29m inflow mainly from the disposal of the Headquarters building, dividend payments of £33m (2006: £24m) and a £40m outflow on the share buyback programme, where we purchased 6.2m shares.

Principal risks and uncertainties

The principal risks and uncertainties affecting the business activities of the Group are much in line with those detailed on pages 58 to 60 of the Burberry Group plc Annual Report 2006/07. On an ongoing basis throughout the period, the Group carries out a structured process to identify, evaluate and manage significant risks faced by the Group. In the view of the directors, there has been no material change in these factors in respect of the remaining six months of the financial year.

CONDENSED GROUP INCOME STATEMENT

UNAUDITED

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Turnover	3	**449.1**	392.0	850.3
Cost of sales		**(163.2)**	(150.4)	(329.0)
Gross profit		**285.9**	241.6	521.3
Net operating expenses		**(188.6)**	(167.0)	(364.3)
Operating profit		**97.3**	74.6	157.0
Financing				
Interest receivable and similar income		**3.1**	2.4	5.5
Interest payable and similar charges		**(4.6)**	(3.6)	(6.2)
Net finance charge	3	**(1.5)**	(1.2)	(0.7)
Profit before taxation	3	**95.8**	73.4	156.3
Taxation	5	**(29.7)**	(23.5)	(46.1)
Attributable profit for the period	13	**66.1**	49.9	110.2

The profit for the period is attributable to the equity holders of the Company and relates to continuing operations.

	Note	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Earnings per share				
– basic	6	**15.2p**	11.4p	25.2p
– diluted	6	**14.9p**	11.1p	24.7p

	Note	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Non-GAAP measures				
Adjusted operating profit		£m	£m	£m
Operating profit as above		**97.3**	74.6	157.0
Add:				
Atlas costs	4	**12.9**	9.6	21.6
Treorchy closure costs	4	**–**	–	6.5
Less:				
Relocation of Headquarters net profit	4	**(15.1)**	–	–
Adjusted operating profit		**95.1**	84.2	185.1
Adjusted earnings per share				
– basic	6	**15.1p**	12.9p	29.7p
– diluted	6	**14.8p**	12.5p	29.1p

	Note	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Dividends per share				
– Proposed interim (not recognised as a liability at 30 September)	7	**3.35p**	2.875p	2.875p
– Final (not recognised as a liability at 31 March)	7	**–**	–	7.625p

CONDENSED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE UNAUDITED

	Note	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Attributable profit for the period		**66.1**	49.9	110.2
Cash flow hedges – gains deferred in equity		**1.3**	5.4	9.1
Foreign currency translation differences		**0.1**	(20.8)	(28.9)
Net actuarial losses on defined benefit pension scheme		**(0.4)**	(0.2)	(0.5)
Tax on items taken directly to equity		**0.7**	(0.8)	(1.5)
Net income/(expense) recognised directly in equity	13	**1.7**	(16.4)	(21.8)
Cash flow hedges – transferred to the income statement		**(3.2)**	(0.6)	(5.9)
Tax on items transferred from equity		**1.1**	0.2	1.8
Net losses recognised directly in equity net of transfers		**(0.4)**	(16.8)	(25.9)
Total recognised income for the period	13	**65.7**	33.1	84.3

All the recognised income and expense for the period is attributable to the equity holders of the Company.

CONDENSED GROUP BALANCE SHEET

UNAUDITED

	Note	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
ASSETS				
Non-current assets				
Intangible assets	8	**135.0**	133.0	133.6
Property, plant and equipment	8	**156.9**	164.5	162.7
Deferred taxation assets		**24.4**	14.0	24.6
Trade and other receivables	9	**6.3**	5.1	5.1
		322.6	316.6	326.0
Current assets				
Inventory		**218.5**	131.7	149.8
Trade and other receivables	9	**161.1**	150.5	137.2
Derivative financial assets		**4.3**	5.8	5.3
Cash and cash equivalents		**98.0**	102.2	131.4
		481.9	390.2	423.7
Total assets		**804.5**	706.8	749.7
LIABILITIES				
Non-current liabilities				
Long-term liabilities	10	**(12.3)**	(10.9)	(10.4)
Deferred taxation liabilities		**(8.9)**	(8.9)	(10.2)
Retirement benefit obligations		**(1.7)**	(1.7)	(1.8)
Provisions for liabilities and charges	11	**(3.6)**	(2.8)	–
		(26.5)	(24.3)	(22.4)
Current liabilities				
Bank overdrafts and borrowings		**(187.2)**	(157.4)	(134.2)
Derivative financial liabilities		**(1.1)**	(0.4)	(0.5)
Trade and other payables	12	**(153.1)**	(132.1)	(170.7)
Income tax liabilities		**(34.6)**	(25.0)	(25.0)
		(376.0)	(314.9)	(330.4)
Total liabilities		**(402.5)**	(339.2)	(352.8)
Net assets		**402.0**	367.6	396.9
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary share capital	13	**0.2**	0.2	0.2
Share premium account	13	**174.0**	166.6	167.3
Capital reserve	13	**26.6**	26.0	26.0
Hedging reserve	13	**0.6**	3.0	1.8
Foreign currency translation reserve	13	**(5.0)**	1.4	(6.2)
Retained earnings	13	**205.6**	170.4	207.8
Total equity		**402.0**	367.6	396.9

CONDENSED GROUP CASH FLOW STATEMENT

UNAUDITED

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Cash flows from operating activities			
Operating profit	**97.3**	74.6	157.0
Depreciation	**14.2**	12.1	25.9
Amortisation	**1.7**	1.0	1.8
Impairment releases	**–**	–	(1.0)
(Profit)/loss on disposal of property, plant and equipment	**(18.8)**	–	1.1
Fair value losses on derivative instruments	**(0.8)**	–	–
Charges in respect of employee share incentive schemes	**7.1**	4.8	10.8
Increase in inventories	**(68.7)**	(10.3)	(33.4)
Increase in trade and other receivables	**(22.5)**	(44.3)	(33.8)
(Decrease)/increase in trade and other payables	**(3.7)**	(3.3)	32.8
Cash generated from operations	**5.8**	34.6	161.2
Interest received	**2.1**	2.0	4.6
Interest paid	**(4.5)**	(2.7)	(6.2)
Taxation paid	**(18.8)**	(20.3)	(45.8)
Net cash (outflow)/inflow from operating activities	**(15.4)**	13.6	113.8
Cash flows from investing activities			
Purchase of tangible and intangible fixed assets	**(20.9)**	(14.5)	(34.3)
Proceeds from sale of property, plant and equipment	**29.0**	–	0.1
Payment of deferred consideration	**(10.0)**	(1.5)	(1.4)
Acquisition of subsidiary	**–**	–	(0.1)
Net cash outflow from investing activities	**(1.9)**	(16.0)	(35.7)
Cash flows from financing activities			
Dividends paid in the year	**(32.9)**	(24.0)	(36.5)
Issue of ordinary share capital	**0.5**	0.3	0.6
Purchase of shares through share buy back	**(39.5)**	(37.6)	(62.2)
Sale of own shares by ESOPs	**4.2**	1.7	6.1
Draw down on loan facility	**86.5**	50.0	10.0
Net cash inflow/(outflow) from financing activities	**18.8**	(9.6)	(82.0)
Net increase/(decrease) in cash and cash equivalents	**1.5**	(12.0)	(3.9)
Effect of exchange rate changes on opening balances	**(1.4)**	(5.7)	(1.4)
Cash and cash equivalents at beginning of period	**57.2**	62.5	62.5
Cash and cash equivalents at end of period	**57.3**	44.8	57.2

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Cash at bank and in hand	**58.9**	61.6	72.0
Short-term deposits	**39.1**	40.6	59.4
Cash and cash equivalents as per the balance sheet	**98.0**	102.2	131.4
Bank overdrafts	**(40.7)**	(57.4)	(74.2)
Cash and cash equivalents as per the cash flow statement	**57.3**	44.8	57.2
Bank borrowings	**(146.5)**	(100.0)	(60.0)
Net debt	**(89.2)**	(55.2)	(2.8)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Corporate information

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise Burberry Group are owned by Burberry Group plc ('the Company') directly or indirectly.

2. Accounting policies and basis of preparation

The financial information contained in this report is unaudited. The Condensed Group Income Statement, Condensed Group Statement of Recognised Income and Expense and Condensed Group Cash Flow Statement for the interim period to 30 September 2007, and the Condensed Group Balance Sheet as at 30 September 2007 and related notes have been reviewed by the auditors and their report to the Company is set out on pages 26 and 27. These interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2007 were approved by the Board of directors on 23 May 2007 and filed with the Registrar of Companies. The report of the auditors on the statutory accounts for the year ended 31 March 2007 was unqualified, did not contain an emphasis of matter paragraph and did not contain a statement under Section 237 of the Companies Act 1985.

These condensed consolidated financial statements for the six months ended 30 September 2007 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim Financial Reporting' as adopted by the European Union. This report should be read in conjunction with the Group's financial statements for the year ended 31 March 2007, which have been prepared in accordance with IFRS as adopted by the European Union.

Accounting policies and presentation are consistent with those applied in the Group's financial statements for the year ended 31 March 2007 as set out on pages 81 to 85.

The following new standards or interpretations are mandatory for the first time for the financial year ending 31 March 2008:

IFRS 7 Financial Instruments: Disclosures
Effective for annual periods beginning on or after 1 January 2007

IFRIC 8 Scope of IFRS 2
Effective for annual periods beginning on or after 1 May 2006

IFRIC 9 Reassessment of Embedded Derivatives
Effective for annual periods beginning on or after 1 June 2006

IFRIC 10 Interim Financial Reporting and Impairment
Effective for annual periods beginning on or after 1 November 2006

IFRIC 11 IFRS 2: Group and Treasury Share Transactions
Effective for annual periods beginning on or after 1 March 2007

Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business. Such presentation will be prepared on a consistent basis in the future.

3. Segmental analysis

(a) Turnover and profit before taxation – by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland, Austria, Belgium, Czech Republic, Hungary and the UK. North America comprises operations in the US. Asia Pacific comprises operations in Australia, Hong Kong, Korea, Malaysia, Singapore and Taiwan.

	Europe (excluding Spain)		Spain		North America		Asia Pacific		Total	
Six months to 30 September	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Gross segment turnover	**299.3**	213.8‡	**93.5**	88.5†	**96.0**	79.8	**102.1**	99.5	**590.9**	481.6‡†
Inter-segment turnover	**(130.4)**	(86.7)‡	**(11.4)**	(1.7)†	**–**	–	**–**	(1.2)	**(141.8)**	(89.6)‡†
Turnover	**168.9**	127.1	**82.1**	86.8	**96.0**	79.8	**102.1**	98.3	**449.1**	392.0
Operating profit	**58.0**	56.8‡	**14.6**	8.0	**10.0**	(4.5)‡	**14.7**	14.3	**97.3**	74.6
Net finance charge									**(1.5)**	(1.2)
Profit before taxation									**95.8**	73.4
Taxation									**(29.7)**	(23.5)
Attributable profit for the year									**66.1**	49.9

Year to 31 March 2007	Europe (excluding Spain) £m	Spain £m	North America £m	Asia Pacific £m	Total £m
Gross segment turnover	450.0‡	177.6	192.6	214.4	1,034.6‡
Inter-segment turnover	(179.3)‡	(3.7)	–	(1.3)	(184.3)‡
Turnover	270.7	173.9	192.6	213.1	850.3
Operating profit	104.1‡	13.4	5.3‡	34.2	157.0
Net finance charge					(0.7)
Profit before taxation					156.3
Taxation					(46.1)
Attributable profit for the year					110.2

† Restated for inter-segment turnover

‡ Restated for the advanced pricing agreement in relation to internal sales between the UK and US, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period

3. Segmental analysis continued

(b) Turnover by destination

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Europe (excluding Spain)	**138.3**	109.9	229.8
North America	**98.0**	81.8	196.5
Asia Pacific	**82.6**	75.8	167.5
Spain	**75.5**	74.8	151.8
Rest of World	**15.2**	8.9	18.6
Wholesale and Retail	**409.6**	351.2	764.2
Licensing	**39.5**	40.8	86.1
Total	**449.1**	392.0	850.3

(c) Turnover by class of business (being the channels to markets)

	Retail		Wholesale		Total Retail and Wholesale		Licensing		Total	
Six months to 30 September	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Gross segment turnover	**202.5**	169.1	**297.2**	242.3‡*	**499.7**	411.4‡*	**39.5**	40.8	**539.2**	452.2‡*
Inter-segment turnover	**–**	–	**(90.1)**	(60.2)‡*	**(90.1)**	(60.2)‡*	**–**	–	**(90.1)**	(60.2)‡*
Turnover	**202.5**	169.1	**207.1**	182.1	**409.6**	351.2	**39.5**	40.8	**449.1**	392.0

Year to 31 March 2007	Retail £m	Wholesale £m	Total Wholesale and Retail £m	Licensing £m	Total £m
Gross segment turnover	410.1	498.8‡	908.9‡	86.1	995.0‡
Inter-segment turnover	–	(144.7)‡	(144.7)‡	–	(144.7)‡
Turnover	**410.1**	**354.1**	**764.2**	**86.1**	**850.3**

* Restated for inter-segment turnover

‡ Restated for the advanced pricing agreement in relation to internal sales between the UK and US, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period

3. Segmental analysis continued

(d) Analysis of turnover by product category presented as additional information

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Womenswear	**156.2**	138.2	305.5
Menswear	**115.6**	109.0	227.0
Accessories	**125.1**	95.3	211.2
Other	**12.7**	8.7	20.5
Wholesale and Retail	**409.6**	351.2	764.2
Licensing	**39.5**	40.8	86.1
Total	**449.1**	392.0	850.3
Number of directly operated stores, concessions and outlets open at end of period	**318**	277	292

4. Non-GAAP measures

Operating profit for the six months to 30 September 2007 includes charges of £12.9m (2006: £9.6m) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. This project is designed to create a substantially stronger platform to support long-term operation and growth of the Group. Investment in Project Atlas is expected to be around £50m over the three-year period to 31 March 2008.

Operating profit for the six months to 30 September 2007 also includes a net profit of £15.1m relating to the Group's plans to relocate their global Headquarters in 2008. This net profit is represented by a profit on the sale of freehold property of £19.6m, the cost of accelerated depreciation of £0.9m and a provision for onerous leases as a result of the relocation for £3.6m.

Operating profit for the year to 31 March 2007 includes charges of £6.5m for the closure of a polo shirt manufacturing facility in Treorchy, South Wales.

5. Taxation

The effective rate of tax is based on the estimated tax charge for the full year at a rate of 31.0% (2006: 32.0%). The actual effective rate of tax for the year to 31 March 2007 was 29.5%, which included a 1.5% benefit relating to previous years as a result of the advanced pricing agreement in relation to internal sales between the UK and US. On an underlying basis the rate was 31%.

6. Earnings per share

The calculation of basic earnings per share is based on attributable profit for the period divided by the weighted average number of ordinary shares in issue during the period. Basic and diluted earnings per share based on adjusted operating profit are also disclosed to indicate the underlying profitability of the Burberry Group.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year to 31 March 2007 £m
Attributable profit for the period before Atlas costs, relocation of Headquarters and Treorchy costs	**65.3**	56.4	130.0
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	**0.8**	(6.5)	(19.8)
Attributable profit for the period	**66.1**	49.9	110.2

The weighted average number of ordinary shares represents the weighted average number of Burberry Group plc ordinary shares in issue throughout the period, excluding ordinary shares held in Burberry Group's ESOPs.

Diluted earnings per share is based on the weighted average number of ordinary shares in issue during the period. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

	Six months to 30 September 2007 Millions	Six months to 30 September 2006 Millions	Year to 31 March 2007 Millions
Weighted average number of ordinary shares in issue during the period	**433.1**	439.1	437.8
Dilutive effect of the share incentive schemes	**9.3**	10.7	8.3
Diluted weighted average number of ordinary shares in issue during the period	442.4	449.8	446.1

Basic earnings per share	Six months to 30 September 2007 Pence	Six months to 30 September 2006 Pence	Year to 31 March 2007 Pence
Basic earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs	15.1	12.9	29.7
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	**0.1**	(1.5)	(4.5)
Basic earnings per share	**15.2**	11.4	25.2
Diluted earnings per share			
Diluted earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs	**14.8**	12.5	29.1
Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation)	**0.1**	(1.4)	(4.4)
Diluted earnings per share	**14.9**	11.1	24.7

7. Dividends

The interim dividend of 3.35p (2006: 2.875p) per share has been approved by the Board of directors after 30 September 2007. Accordingly, this dividend has not been recognised as a liability at the period end.

The interim dividend will be paid on 31 January 2008 to shareholders on the register at the close of business on 4 January 2008.

A dividend of 7.625p (2006: 5.5p) per share was paid during the period in relation to the year ending 31 March 2007. A total dividend of 10.5p per share was paid in respect of the year ending 31 March 2007.

8. Capital expenditure

In the period there were additions to intangible assets of £1.1m (2006: £2.6m). In the period there were additions to property, plant and equipment of £19.2m (2006: £17.7m) and disposals with a net book value of £8.7m (2006: £0.1m).

Capital commitments contracted but not provided for by the Group amounted to £7.5m.

9. Trade and other receivables

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Non-current			
Deposits and prepayments	**6.3**	5.1	5.1
Total non-current trade and other receivables	**6.3**	5.1	5.1
Current			
Trade receivables	**131.3**	126.3	111.2
Other receivables	**15.1**	2.8	9.4
Prepayments and accrued income	**14.7**	21.4	16.6
Total current trade and other receivables	**161.1**	150.5	137.2
Total	**167.4**	155.6	142.3

10. Long-term liabilities

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Unsecured			
Other payables, accruals and deferred income	**12.3**	10.9	10.4
Total	**12.3**	10.9	10.4

11. Provisions for liabilities and charges

	Property obligations £m
As at 1 April 2007	–
Created in the period	3.6
As at 30 September 2007	**3.6**

Property obligations arose from the portfolio of leasehold obligations of the Group following the plans to relocate the global Headquarters.

12. Trade and other payables

	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 March 2007 £m
Unsecured			
Trade payables	**55.2**	27.0	56.8
Other taxes and social security costs	**8.5**	8.0	6.4
Other payables	**17.6**	25.9	19.4
Accruals and deferred income	**71.8**	61.2	78.1
Deferred consideration for acquisitions	**–**	10.0	10.0
Total	**153.1**	132.1	170.7

Deferred consideration in prior periods arose from the acquisition of Burberry's business in Korea.

13. Share capital and reserves

	Ordinary share capital £m	Share premium account £m	Hedging reserve £m	Foreign currency translation reserve £m	Capital reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 April 2007	**0.2**	**167.3**	**1.8**	**(6.2)**	**26.0**	**207.8**	**396.9**
Cash flow hedges – gains deferred in equity			1.3				1.3
Foreign currency translation differences				0.1			0.1
Net actuarial loss on defined benefit pension scheme						(0.4)	(0.4)
Tax on items taken directly to equity			(0.4)	1.1			0.7
Net income/(expense) recognised directly in equity	–	–	0.9	1.2	–	(0.4)	1.7
Cash flow hedges – transferred to the income statement			(3.2)				(3.2)
Tax on items transferred from equity			1.1				1.1
Attributable profit for the period						66.1	66.1
Total recognised income/(expense) for the period	–	–	(1.2)	1.2	–	65.7	65.7
Transfer between reserves					0.6	(0.6)	–
Employee share option scheme							–
– value of share options granted						7.1	7.1
– tax on share options granted						0.1	0.1
– exercise of share options		6.7					6.7
– price differential on exercise of shares						(6.3)	(6.3)
Share buy back costs						(39.5)	(39.5)
Sale of own shares by ESOPs						4.2	4.2
Dividend paid in the period						(32.9)	(32.9)
Balance as at 30 September 2007	**0.2**	**174.0**	**0.6**	**(5.0)**	**26.6**	**205.6**	**402.0**

13. Share capital and reserves continued

During the six months to 30 September 2007, the Company repurchased and subsequently cancelled 6,173,167 ordinary shares, representing 1.4% of the issued share capital, at a total cost of £39.5m. The nominal value of the shares was £3,087, which was transferred to a capital reserve. Retained earnings were reduced by £39.5m. The share repurchase programme commenced in January 2005 and since then, a total of 79,038,397 ordinary shares have been repurchased and subsequently cancelled. This represents 15.7% of the original issued share capital at a total cost of £351.7m. The nominal value of the shares was £39,520 and has been transferred to a capital reserve and the retained earnings have been reduced by £351.7m.

Options exercised during the first half to 30 September 2007 resulted in 1,030,282 shares being issued (2006: 3,242,918), with exercise proceeds of £6.7m (2006: £14.8m). The related weighted average price at the time of exercise was £6.52 (2006: £4.57) per share.

14. Contingent liabilities

There have been no material changes to the Group's contingent liabilities since 31 March 2007.

15. Related party disclosures

The Group's significant related parties are disclosed in the Annual Report for the year ended 31 March 2007, there were no material changes to these related parties in the period. No material related party transactions have taken place during the first six months of the current financial year.

16. Foreign Currency

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange rate for the period according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the dates of the transactions. The assets and liabilities of such undertakings are translated at period end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

The principal exchange rates used were as follows:

	Average		
	Six months to 30 September 2007	Six months to 30 September 2006	Year to 31 March 2007
Euro	**1.47**	1.47	1.49
US dollar	**2.00**	1.86	1.91
Hong Kong dollar	**15.67**	14.40	14.80
Korean won	**1,861**	1,770	1,801

	Closing		
	As at 30 September 2007	As at 30 September 2006	As at 31 March 2007
Euro	**1.43**	1.48	1.47
US dollar	**2.05**	1.87	1.97
Hong Kong dollar	**15.92**	14.59	15.38
Korean won	**1,873**	1,772	1,851

The average exchange rate achieved by Burberry Group on its Yen licensing income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 220.7: £1 in the six months to 30 September 2007 (2006: Yen 194.7: £1; Year to 31 March 2007: Yen 199.2: £1).

STORE PORTFOLIO

Store portfolio

	Directly-operated stores				Franchise stores
	Mainline stores	Concessions	Outlets	Total	
At 31 March 2007	77	182	33	292	58
Additions	11	20	3	34	6
Closures	–	(7)	(1)	(8)	–
At 30 September 2007	88	195	35	318	64

Store portfolio by region

	Directly-operated stores				Franchise stores
At 30 September 2007	Mainline stores	Concessions	Outlets	Total	
Europe (excluding Spain)	25	15	13	53	7
Spain	5	93	4	102	–
North America	44	–	17	61	–
Asia Pacific	14	87	1	102	40
Rest of World	–	–	–	–	17
Total	88	195	35	318	64

Sales to franchise stores reported in wholesale revenue

Net retail selling square footage

	000s square feet
At 30 September 2006	630
At 31 March 2007	650
At 30 September 2007	700

Retail selling square footage at period end, not the average for the period.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm to the best of their knowledge that this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and that the Interim Management Report and condensed financial statements include a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 of the United Kingdom's Financial Services Authority.

The directors of Burberry Group plc are listed in the Burberry Group plc Annual Report for 2006/07. A list of current directors is maintained on the Burberry Group website: www.burberryplc.com.

By order of the Board

John Peace
Chairman
13 November 2007

Stacey Cartwright
Chief Financial Officer
13 November 2007

INDEPENDENT REVIEW REPORT TO BURBERRY GROUP PLC

Introduction

We have been engaged by the Company to review the interim financial information in the half-yearly financial report ('interim report') for the six months ended 30 September 2007, which comprises the Condensed Group Income Statement, Condensed Group Balance Sheet, Condensed Group Statement of Recognised Income and Expense, Condensed Group Cash Flow Statement and the related notes on pages 16 to 23. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this interim report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

The maintenance and integrity of the Burberry Group plc website is the responsibility of the directors; our work carried out does not involve consideration of these matters and, accordingly we accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
13 November 2007
London

Registrar
Enquiries concerning shareholdings, changes of name or address should be referred to Equiniti Limited (formerly LloydsTSB Registrars), Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, telephone: 0870 600 3970 (or +44 121 415 7047 from outside the UK). In addition, Equiniti Limited offer a range of shareholder information online at www.shareview.co.uk. A textphone facility for those with hearing difficulties is available by calling: 0870 600 3950 (or +44 121 415 7028 from outside the UK).

Internet
A full range of investor relations information is available at www.burberryplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividends
The interim dividend of 3.35p per share will be paid on 31 January 2008 to shareholders on the register at the close of business on 4 January 2008.

Dividend Reinvestment Plan
The Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends to buy further shares in the Company. Full details on the DRIP can be obtained from the Registrars. If you would like your interim and future dividends to qualify for the DRIP, completed application forms must be returned to the Registrars by 17 January 2008.

Electronic communication
Shareholders have the opportunity to receive all shareholder documentation in electronic form via the internet, rather than through the post in paper format. Shareholders who decide to register for this option will receive an email each time a statutory document is published on the internet. Shareholders who wish to receive documentation in electronic form should register at www.shareview.co.uk.

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating their shares to charity through ShareGift, a donation scheme operated by The Orr Mackintosh Foundation (registered charity 1052686). A ShareGift donation form can be obtained from Equiniti Limited. Further information is available at www.sharegift.org or by telephone on +44 (0) 20 7930 3737.

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: +44 (0) 20 7968 0000
Fax: +44 (0) 20 7980 2950

www.burberryplc.com

Registered in England and Wales
Registered Number 03458224

Financial calendar

Interim dividend record date	4 January 2008
Third-quarter interim management statement	15 January 2008
Interim dividend payment	31 January 2008
Second-half trading update	April 2008
Preliminary results announcement of results for the year ended 31 March 2008	May 2008
Annual General Meeting	July 2008

END